United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

Alcatel

54, rue La Boétie, 75008, Paris, France

Operating and Financial Review and Prospects as of and for the Period Ended June 30, 2002
Alcatel’s Operating and Financial Review and Prospects
Optronics Division’s Operating and Financial Review and Prospects
Alcatel and Subsidiaries Unaudited Interim Consolidated Financial Statements
Optronics Division, a division of Alcatel, Unaudited Interim Combined Financial Statements
Signature Page

Index to Report on Form 6-K

Operating and Financial Review and Prospects as of and for the Period ended June 30, 2002

Alcatel’s Operating and Financial Review and Prospects

Optronics Division’s Operating Financial Review and Prospects

Alcatel and Subsidiaries Unaudited Interim Consolidated Financial Statements

Optronics Division, a division of Alcatel, Unaudited Interim Combined Financial Statements

Signature Page

Operating and Financial Review and Prospects as of and for the Period Ended June 30, 2002

Presentation of Financial Information

     This Operating and Financial Review and Prospects contain forward-looking statements based on beliefs of our management. We use the words ‘‘anticipate,’’ ‘‘believe,’’ ‘‘expect,’’ ‘‘may,’’ ‘‘will,’’ ‘‘intend,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘project,’’ or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy.

     The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited interim consolidated financial statements of Alcatel and its consolidated subsidiaries (the “Group”) and the related notes presented elsewhere in this document. Alcatel’s unaudited interim consolidated financial statements are presented in accordance with the recommendations of the Conseil National de la Comptabilité (the French Accounting Authority) issued in March 1999 concerning interim statements, and comply with the same accounting rules as those applied at year-end.

     Alcatel’s unaudited interim consolidated financial statements have been prepared in accordance with French generally accepted accounting principles (“French GAAP”), which differ in certain significant ways from U.S. generally accepted accounting principles (“U.S. GAAP”). The most significant differences that affect the presentation of our financial results relate to the French pooling-of-interests accounting method, goodwill amortization and accounting for restructuring costs. For a discussion of the significant differences between French GAAP and U.S. GAAP as they relate to our unaudited interim consolidated financial statements as of and for the period ended June 30, 2002, and a reconciliation of our net income (loss) for that period and shareholders’ equity as of that date to U.S. GAAP, please refer to Notes 18 through 19 in Alcatel’s unaudited interim consolidated financial statements included in Pages F-38 to F-44 of this report.

     In October 2000, we effected the initial issuance of our Class O shares in connection with our Optronics division. The dividends paid to holders of the Class O shares are based on the separate performance of the Optronics division. The consolidated financial statements of Alcatel include the financial position, results of operations and cash flows of the Optronics division. Alcatel also prepares separate financial statements for the Optronics division. Unaudited interim financial statements for the Optronics division as of and for the period ended June 30, 2002, are included elsewhere in this document, and a discussion of the division’s operating and financial review and prospects as of and for the period ended June 30, 2002 follows the Operating and Financial Review and Prospects of Alcatel.

Changes in Accounting Standards Effective as of January 1, 2002

     The ‘‘Comité de Réglementation Comptable’’ (Committee of Accounting Regulations) approved the ‘‘règlement sur les passifs’’ (regulation on liabilities) n°00-06, which became effective as of January 1, 2002, with optional implementation retroactive to January 1, 2000. We decided to apply this new accounting principle to our financial statements as of January 1, 2002. The implementation of this regulation as of January 1, 2002 had no significant impact on our opening shareholders’ equity or on our financial position for the first half of 2002.

Critical Accounting Policies

     The accounting methods and policies used in the preparation of our financial statements most likely to be affected by our estimates and assumptions are as described in Alcatel’s Form 20-F for the year ended December 31, 2001.

ALCATEL’S OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overall Perspective

     Deterioration of the telecommunications and information infrastructure sectors; restructurings. As described below, the ongoing global economic slowdown and the further deterioration of the telecommunications and information infrastructure sectors had a material impact on our results of operations for the first six months of 2002. The industry in general was, and continues to be, impacted by a slowdown in spending by established telecommunications service providers as well as the financial difficulties of some customers and the bankruptcies of other customers, especially non-established telecommunication operators. As a result, for the first six months of 2002, we experienced decreases in revenues and income from operations compared to the same period in 2001. Accordingly, we reinforced our response to the challenges of the difficult economic environment, especially in our sector, through additional substantial restructuring efforts and continued significant actions to improve our balance sheet.

     The execution of our reinforced restructuring plan during the first half of 2002 has involved the continued implementation of previously announced initiatives to streamline our business and reduce fixed costs, as well as the adoption of new initiatives to this end. This included voluntary and involuntary staff reductions, the completion of the sale of our e-business distribution network and of manufacturing facilities in Germany, Spain and France, and the sale of our microelectronics business. These measures resulted in a workforce reduction of approximately 17,000 employees during the first half of 2002. During the same period, we reduced our ownership interest in Thomson multimedia to less than 3%.

     Comparing year-end 2001 with the end of June 2002, we continued to improve our balance sheet, mainly through the reduction of accounts receivable from €8.1 billion to €5.4 billion (through more efficient cash management, but also due to the impact of lower sales), the reduction of net inventories from €4.7 billion to €3.4 billion (through better inventory management processes, but also due to the impact of lower sales), and a significant reduction in net financial debt from €2.7 billion to €1.3 billion.

     The reduction of our accounts receivable and net inventory resulted in our generating €1.2 billion in positive operating cash flow during the first half of 2002.

     We expect markets to stay depressed in the second half of 2002, with no recovery in sight. We anticipate that sales for the second half of 2002 will decline by approximately 10% as compared to the first half of the year, with a 15% sequential decline for the third quarter and a seasonally stronger fourth quarter. This outlook is without including the impact of the consolidation of the results of Alcatel Shanghai Bell, which we will effect during the third quarter of 2002.

     In view of the further deterioration of the telecommunications and information infrastructure sectors experienced in the first half of 2002, and of our expectation that markets will continue to be depressed throughout the second half of this year, we no longer anticipate that our full-year 2002 income from operations will be positive, but we anticipate an improved income from operations in the second half of 2002 as compared with the first half of the year.

     We continue to anticipate that we will generate positive cash flow from operations for the full year 2002. We should benefit in the second half of 2002 from the further efforts we made during the first half of the year to improve our balance sheet and from the further decrease of our quarterly expenses due to the intensified restructuring, including the continued reduction of our total workforce. As of June 30, 2002, our headcount was approximately 83,000. We expect that our workforce will be reduced to approximately 80,000 employees by year end 2002. This should be accomplished through the implementation of approximately 9,000 job reductions during the second half of 2002 which will be partially offset by the addition of the 6,000 employees of Alcatel Shanghai Bell. On September 20, 2002, we announced further restructuring measures aimed at reducing our headcount to approximately 60,000 (including employees of Alcatel Shanghai Bell) by the end of 2003, and to reduce our break-even point in terms of quarterly sales from €3.5 billion to €3.0 billion by that time. An additional restructuring provision of approximately €500 million in the aggregate is planned to be booked during the third and fourth quarters of 2002 and the first quarter of 2003. We expect to fund these additional restructuring measures through the disposal of assets.

     If global economic and telecommunications market conditions deteriorate further, we may not achieve our targets or have improved income from operations for the second half of 2002, as set forth above, and we may experience continued material adverse effects on our business, operating results and financial condition.

     We expect our restructuring costs for the full year 2002 , including those of the recently announced measures to be booked during 2002, to be approximately €1.6 billion. Although these costs are not in line with those for years prior to 2001, they are expected to remain at a level below the € 2.1 billion incurred in 2001. However, if the situation in the telecommunications industry or economic conditions in general were to deteriorate further, we would have to consider taking additional restructuring steps in the future, with a corresponding increase in restructuring costs.

     Highlights of Transactions during 2002. In February, 2002, we announced a cooperation agreement with STMicroelectronics for the development of future GSM/GPRS chipsets for mobile phones and other wireless connectivity applications. Pursuant to this agreement, we transferred to STMicroelectronics our team of mobile phone integrated circuit designers. In April, 2002, we completed the acquisition of Astral Point Communications, Inc., a provider of optical networking products, for 9 million Class A shares (a majority of which were represented by Class A American Depositary Shares) in exchange for all the outstanding stock, options and warrants of Astral Point. Also in April, 2002, we completed the sale to Platinum Equity, LLC of the European operations of our enterprise distribution and services business. In April, May, and June 2002, we closed the sale to Sanmina-SCI Corporation, a leading electronics contract manufacturer, of our manufacturing facilities in Gunzenhausen, Germany; Cherbourg, France; and Toledo, Spain, respectively. In May, 2002, we announced the official launch of Alcatel Shanghai Bell, the first company limited by shares (CLS) in China’s telecommunication sector with foreign participation in its capital. This completed the integration of Alcatel’s key operations in China with Shanghai Bell as first announced in October 2001. Alcatel holds 50% plus one share in Alcatel Shanghai Bell, with Chinese entities owning the remaining shares. In June, 2002, we completed the outsourcing to Jabil Circuit of the European manufacturing of our PBX and IP-based PBX corporate telephone systems, which involved the transfer of our Brest, France manufacturing facility to Jabil, and we sold our microelectronics activities to STMicroelectronics for €390 million in cash (€305 million of which was paid in June 2002 with the balance to be received during the third quarter of 2002). We also entered into a cooperation agreement with STMicroelectronics for the joint development of DSL chip-sets that will also be made available to the open market. In August, 2002, we acquired Telera, Inc. for 15,474,771 Class A shares. Telera provides a voice web platform using voice extensive markup language (VoiceXML) to make web content accessible by phone. In September 2002, we sold 6.1% of our interest in Thales to a group of institutional investors for €314 million, reducing our stake in this company to 9.7%.

Alcatel Consolidated Results of Operations for the Six Months Ended June 30, 2002 Compared to the Six Months Ended June 30, 2001

     In order to facilitate comparisons, we present in our discussion, in addition to the reported unaudited income statement amounts for the six months ended June 30, 2001, unaudited income statement figures for that period, adjusted to take into account certain significant changes in our consolidated companies since June 30, 2001. We refer to such figures as being “on a like basis”. The difference between the reported amounts and the figures on a like basis is that in the latter the DSL modem activity, the European enterprise distribution activities, and the microelectronics activities are booked in income of discontinued operations.

     Net Sales. Consolidated net sales decreased to €8,531 million for the first six months of 2002 compared to €12,974 million (reported) and € 12,154 million (on a like basis) for the same period in the previous year. The decrease in net sales for the first half of 2002 compared to first half of 2001 on a like basis of approximately 29.8% was primarily due to the ongoing slowdown in telecommunications and information infrastructure markets in North America, combined with a deterioration of the European and Asia Pacific markets, and a severe decline in the optical transmission networking market due to over-capacity. These negative effects were only partially offset by relatively solid performances in GSM infrastructure and broadband networking sales.

     Net sales for the first half of the year by geographic area were as follows: net sales made in Europe decreased to €4,149 million in 2002 from €6,282 million (reported) in 2001 and €5,622 million (on a like basis) in 2001; net sales made in the United States decreased to €1,497 million for 2002 from €2,739 million (reported) in 2001 and €2,670 million (on a like basis) in 2001; net sales made in Asia decreased to €1,510 million in 2002 from €1,603 million (reported) in 2001 and €1,551 million (on a like basis) in 2001; net sales made in the rest of the world decreased to € 1,375 million for 2002 from €2,350 million (reported) in 2001 and € 2,311 million (on a like basis) in 2001. In the first half of 2002, Europe accounted for 48.6% of net sales while Asia, the United States and the rest of the world accounted for 17.7%, 17.6% and 16.1%, respectively. This compared with the following percentages of net sales for the first half of 2001on a like basis: Europe: 46.3%, Asia: 12.7%, United States: 22.0% and the rest of the world: 19.0%.

     SG&A Expenses. For the six month period ended June 30th, selling, general and administrative expenses (including research and development costs) were €2,687 million in 2002 compared to €3,477 million (reported) and € 3,227 million (on a like basis) in 2001, a decrease from of 16.7% on a like basis. The decrease compared to the first half of 2001 figures on a like basis was primarily attributable to workforce reductions and other restructuring measures, including a group-wide cost cutting effort.

     Income (Loss) from Operations. We recorded a loss from operations of € 520 million for the first six months of 2002 compared to income from operations of €222 million (reported) and €296 million (on a like basis) for the same period in 2001. This decrease in profitability was primarily due to overall lower sales volumes, particularly affecting our terrestrial and submarine optical transmission and fiber activities and to a lesser extent our fixed line voice switching and industrial components businesses.

     Financial Income (Loss). For the six month period ended June 30th, our financial loss decreased to €362 million for 2002 compared to €1,175 million (reported) and €1,165 million (on a like basis) for 2001. This difference was primarily attributable to the non-recurrence of a €820 million write-off taken in the first half of 2001 related to 360networks.

     Restructuring Costs. Restructuring costs were €643 million for the first half of 2002 compared to €1,295 million (reported) and €1,235 million (on a like basis) for the same period in 2001. This decrease is due to the fact that during the second quarter of 2001 exceptional restructuring steps were taken to face the unexpected and rapid deterioration of the telecommunications industry and the general economic slowdown which took place at that time. Although additional restructuring measures were announced during the first half of 2002, they were on a relatively smaller scale than the measures announced in the first half of the previous year.

     Other Revenue (Expense). For the first six months of the year, other revenue (expense) was an expense of €503 million in 2002 compared to €222 million (reported and on a like basis) in 2001. The net expense for the first half of 2002 is composed of expenses of €699 million (which includes €449 million related to write-offs of Optics accounts receivable, €129 million related to reserves in the Optics segment and €92 million related to write-offs of other assets) that were offset by revenue of €196 million (representing the net gain on disposal of assets, including a capital gain of €229 million on the sale of our microelectronics activities, partially offset by a capital loss of €30 million incurred in connection with the disposal of tangible assets).

     Income (Loss) Before Amortization of Goodwill and Taxes. Income (loss) before amortization of goodwill and taxes was a loss of €2,028 million for the first half of 2002 compared to a loss of €2,026 million (reported) and of €1,882 million (on a like basis) for the first half of 2001.

     Income Taxes. For the first six months of the year, income taxes amounted to a benefit of €166 million for 2002 compared to a benefit of €645 million (reported) and €648 million (on a like basis) for 2001. The benefit for the first half of 2002 was primarily due to a current income tax profit of €314 million related to the decision made to carry back tax losses, partially offset by a deferred income tax charge of €148 million. The benefit of the first half of 2002 already reflects the impact of our decision, in the second quarter of this year, to change our policy with respect to the accrual of deferred tax losses carried forward such that we no longer recognize income arising from new income tax credits in several countries. Our effective tax rate (net income taxes divided by net income (loss) before taxes, share in net income of equity affiliates and discontinued operations, amortization of goodwill and minority interests) was a 8.2% credit in the first half of 2002. The effective tax rate in the first half of 2001 was a 31.8% credit.

     Share in the Net Income of Equity Affiliates and Discontinued Operations. Share in the net income of equity affiliates and discontinued operations decreased to a loss in €119 million for the six months ended June 30, 2002 from a gain of €1 million (reported) for the same period in 2001, but increased from a loss of €147 million (on a like basis) for that period. The decrease of €120 million in the first half of 2002 as compared to the reported figure for the first half of 2001 was primarily due to a €79 million adjustment taken to reflect the actual contribution from Thales, as to which an estimated figure was included in the 2001 full year results, as well as €32 million related to discontinued operations. The €148 million difference between the figure for the first half of 2001 on a like basis as compared to the reported figure for the same period is due entirely to treating our DSL modem, European distribution and microelectronics operations as discontinued operations in view of their exit from the Group in December 2001, April 2002 and May 2002, respectively.

     Amortization of Goodwill. For the first six months of 2002, amortization of goodwill decreased to €290 million compared to €1,554 million (reported) and €1,553 million (on a like basis) for the first six months of 2001. This difference is primarily due to the impact in the first half of 2001 of the partial write-off of goodwill on the acquisitions of Xylan and Packet Engines, and the full write-off of goodwill on the acquisitions of Assured Access and Internet Devices, for a total of €1,332 million. The figure for the first half of 2002 reflects in part the write-off of the remaining goodwill relating to Innovative Fibers (a portion of the goodwill relating to this company was written off in the second half of 2001).

     Net Income (Loss). Based on the above, we recorded a net loss of € 2,274 million for the first half of 2002 compared to a net loss of €2,907 million (reported and on a like basis) for the first half of 2001. As described above, the result for the first half of 2002 was primarily attributable to lower net sales resulting in a lower gross margin, and to restructuring charges, write-offs of accounts receivable as well as of other assets.

Results of Operations by Business Segment for the Period Ended June 30, 2002 Compared to the Period Ended June 30, 2001

     The table below sets forth the consolidated sales (before elimination of inter-segment sales, except for ''Total Group’’ results and ''Other and Eliminations’’), income from operations and capital expenditures for tangible assets for each of our business segments for the six months ended June 30, 2002 and June 30, 2001 (reported and on a like basis).

	Carrier			Space &	Other &
	Networking	Optics	e-Business	Components	Eliminations	Total Group

			(in millions)
Six Month Period Ended June 30, 2002
Sales	€4,054	€2,059	€1,194	€1,450	€(226)	€8,531
Income from operations	(95)	(329)	(46)	46	(96)	(520)
Capital expenditures for tangible assets	52	89	8	52	0	201
Six Month Period Ended June 30, 2001
Sales	6,094	3,897	1,627	1,860	(504)	12,974
Income from operations	(1)	406	(342)	124	35	222
Capital expenditures for tangible assets	197	440	44	90	3	775
Six Month Period Ended June 30, 2001 (on a like basis)
Sales	5,782	3,897	1,108	1,860	(493)	12,154
Income from operations	40	406	(309)	124	35	296
Capital expenditures for tangible assets	197	440	44	90	3	775

Carrier Networking

     The sales of our Carrier Networking segment were €4,054 million for the six months ended June 30, 2002, compared to €5,782 million (on a like basis) for the same period in 2001, a decrease of 30%, and compared to€6,094 million (reported) for the same period in 2001. Voice switching sales were off due to spending cutbacks by European and Asia Pacific operators. Revenues for network design, build and operational services were down, in part due to delays in contract awards in Asia Pacific. Broadband networking revenues were relatively stable thanks to DSL sales in the United States, China and Europe and improved ATM market share worldwide in relatively smaller markets in Europe, Latin America and Asia Pacific. GSM infrastructure sales held up well thanks to commercial successes in Latin America, Asia, the Middle East and Africa.

     During the six month period ended June 30th, the Carrier Networking segment’s loss from operations was€95 million for 2002 compared to income from operations of €40 million (on a like basis) for 2001, and compared to a loss of€1 million (reported) for 2001. The primary reason for the first half 2002 operating result was the lower sales volume in general and of voice network solutions in particular as well as difficult pricing environments. Mobile and broadband networking as well as network services were positive contributors to the segment’s profitability as fixed cost reductions started impacting the bottom line.

     The Carrier Networking segment’s net inventories and work-in-progress were €1,324 million at June 30, 2002, compared to €3,068 million at June 30, 2001, due to improved inventory management processes and lower sales.

Optics

     The sales of our Optics segment decreased 47% to €2,059 million in the first half of 2002 from €3,897 million (on a like basis and reported) in the first half of 2001. The primary reason for this result was over-capacity in the long haul transport market as well as capital expenditure reductions by customers. Terrestrial optical networking revenues and submarine sales were slow on a worldwide basis. Optical fiber sales posted a decline as operators worked through their remaining inventories.

     For the six month period ended June 30th, loss from operations was €329 million in 2002 compared to income from operations of €406 million (on a like basis and reported) for 2001. The operating loss in the first half of 2002 is explained almost entirely by the significant drop in revenues in terrestrial transmission and optical fiber. Submarine networking also generated losses, although cost cutting measures initiated in 2001 began to have a positive impact on the profitability of this activity.

     The Optics segment’s net inventories and work-in-progress were €1,484 million at June 30, 2002 compared to €3,289 million at June 30, 2001 as a result of our efforts to reduce operating working capital, including better inventory management and some inventory write-offs, and lower sales.

e-Business

     The sales of the e-Business segment were €1,194 million for the first six months of 2002 compared to €1,108 million (on a like basis and reported) for the first six months of 2001, an 8% increase. The reported figure for the first half of 2001 was €1,627 million. The primary reason for this result was the improved performance of GSM mobile handsets. In the Enterprise market, Genesys applications and voice networking solutions performed well, while sales of data networking solutions remained relatively stable in a slightly declining market.

     Loss from operations was €46 million for the first half of 2002 compared to loss from operations of €309 million (on a like basis) and a loss of €342 million (reported) during the same period in 2001. The improvement was due to the significant reduction of losses in the handset business given lower fixed costs, combined with satisfactory results from the application and voice products operations. Losses continued for data networking, mainly due to R&D expenses associated with product introductions during the first half of 2002.

     The e-Business segment’s inventories and work-in-progress were €111 million at June 30, 2002 compared to €383 million at the end of the same period in 2001, primarily due to the outsourcing of handset production during 2001.

Space & Components

     The sales of the Space and Components segment decreased 22% to €1,450 million in the first half of 2002 from €1,860 million (on a like basis and reported) in the first half of 2001. The drop was due to component and battery sales declines stemming from the global economic and telecom slowdowns, particularly in the United States.

     For the six month period ended June 30th, income from operations was € 46 million for 2002 compared to €124 million (on a like basis and reported) for 2001. Most of the decline was attributable to the decline in sales in the component division leading to lower operating margins for that activity. The satellite division’s profitability was only slightly affected while the profitability of batteries was unchanged.

     The Space and Components segment’s inventories and work-in-progress were €495 million at June 30, 2002 compared to €602 million at June 30, 2001 as a result of our efforts to reduce operating working capital, including better inventory management .

Alcatel Liquidity and Capital Resources

Liquidity

Cash Flow for the Six Months Ended June 30, 2002 and 2001

     Net Cash Provided (Used) by Operating Activities. For the six month period ended June 30, 2002, net cash provided by operating activities was €1,167 million, compared to net cash used by operating activities of €1,391 million for the same period in 2001. This improvement was attributable to cash provided by a decrease of accounts receivable of €3,155 million for the first half of 2002 compared to an increase of €565 million in the same period in 2001, and cash provided by a decrease in inventories of €913 million in the first half of 2002 compared to an increase of €824 million in the same period in 2001, offset by a decrease in accounts payable and accrued expenses of €2,087 million during the first half of 2002 compared to a decrease of €435 million for the same period in the previous year. These changes are the result of the actions we are continuing to take to improve our net working capital position.

     Net Cash Provided (Used) by Investing Activities. Net cash provided by investing activities was €120 million during the first half of 2002 compared to €1,096 million during the same period in 2001. The decrease is mainly due to lower cash proceeds from the sale of previously consolidated companies (net of cash sold) and unconsolidated companies, which provided €285 million in the six months ended June 30, 2002 compared to €2,212 million for the same period in 2001. The

€2,212 million includes proceeds from the sale of holdings in Alstom and Nexans. Capital expenditures amounted to €300 million for the six months ended June 30, 2002, as compared to €931 million for the same period in 2001. Loans provided by us to customers decreased by €81 million during the first half of 2002 compared to an increase of €164 million during the first half of 2001.

     Net Cash Provided (Used) by Financing Activities. Net cash used by financing activities was €1,419 million during the six month period ended June 30, 2002 compared to cash provided of €710 million during the same period in 2001. The principal reason for this change was a decrease in short-term debt. We reduced our short-term debt by €1,226 million during the first six months of 2002 compared to an increase of €1,259 million during the same period in 2001. This reflects the implementation of our general policy to try to reduce overall debt. Dividends paid during the first half of 2001 totaled €201 million, down from €556 million for the same period in the previous year.

     Cash and Cash Equivalents. As a result of the above, our cash was € 4,508 million on June 30, 2002, compared to €3,099 million on June 30, 2001. Including marketable securities these amounts were €4,805 million and €3,449 million respectively.

Capital Resources

     We derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations, on-going divestitures of assets considered to be non-core to our main telecommunications activities, and the issuance of debt and equity in various forms. Our ability to draw upon these resources is dependent upon a variety of factors, which include our customers’ ability to make payments on outstanding accounts receivable, our credit ratings, debt and equity market conditions generally and our success in carrying out our non-core asset divestment program.

     Credit Ratings. As of September 30, 2002, our credit ratings were as follows:

Rating Agency	Long-term Debt	Short-term Debt	Last Update

Standard & Poor’s	BB+ *	B	9/23/02
Moody’s	Ba1 *	NP	9/24/02

*	Under negative credit watch.

     On July 9, 2002, Moody’s lowered its long-term senior debt rating relating to us from Baa2 to Ba1, and also lowered its short-term senior debt rating relating to us from P2 to NP. On July 12, 2002, Standard & Poor’s lowered its short-term corporate credit rating from A-3 to B. At the same time, it lowered its long-term corporate credit and senior unsecured debt ratings relating to us from BBB to BB+.

     Each of Moody’s and Standard & Poor’s indicated in July that its outlook on our credit rating was negative, mainly due to its expectation of continued weakness and possibly further deterioration in the telecom equipment industry, an increase in price competition, and a continuing lack of visibility with respect to future sales. On September 23, 2002, Standard and Poor’s placed its long-term corporate credit rating relating to us on negative credit watch. On September 24, 2002, Moody’s placed its long-term senior debt rating relating to us under review for possible downgrade. Consequently, we can provide no assurance that our credit ratings will not be reduced further in the future by Standard & Poor’s, Moody’s or similar rating agencies.

     As our current short-term debt ratings have fallen below investment grade, the commercial paper market is no longer available to us, and the interest rate on one of our bond issues will be increased by 150 basis points starting in December of this year, as described below, with the first payment of the increased coupon due in December 2003. Our current short-term and long-term credit ratings as well as any possible future lowering of our ratings may result in additional higher financing costs and in reduced access to the capital markets.

     Short-term Debt. At June 30, 2002, we had €658 million of short-term financial debt outstanding, which included €334 million of bank loans and overdraft facilities, €175 million of commercial paper, and €149 million of other financial debt and accrued interest payable. Our current inability to access the commercial paper markets is due to the fact that our short-term credit rating has fallen below A3/P3. This is mitigated by the fact that our reliance on the commercial paper market has been reduced from €502 million commercial paper outstanding at December 31, 2001, to approximately €175 million commercial paper outstanding at June 30, 2002.

     Long-term Debt. At June 30, 2002, we had €5,411 million of long-term financial debt outstanding, all in the form of bonds. Our primary bond issues outstanding are: €1,200 million fixed rate (7.00%) bonds issued in December 2001 and maturing in December 2006; €1,120 million fixed rate (4.375%) bonds (out of which €1,000 million were issued in

February 1999 and €120 million were issued in December 2001) and maturing in February 2009; €1,000 million fixed rate (5.875%) bonds issued in September 2000 and maturing in September 2005; €600 million floating rate (Euribor 3 months + 15 basis points) bonds issued in September 2000 and maturing in September 2003; and € 500 million fixed rate (5.00%) bonds issued in October 1999 and maturing in October 2004.

     Rating Clauses Affecting our Debt. The outstanding bonds do not contain clauses which would trigger an accelerated repayment in the event of a lowering of our credit rating. However, the €1.2 billion bond issue maturing in December 2006 includes a “step up rating change” clause which provides that the interest rate is increased by 150 basis points if our ratings fall below investment grade. This clause was triggered when our credit ratings were lowered to below investment grade status in July 2002, and the 150 basis point increase in the interest rate to 8.5% will become effective in December 2002. This bond issue also contains a “step down rating change” clause which provides that the interest rate will be decreased by 150 basis points if our ratings move back to investment grade.

     On June 30, 2002, we had undrawn back-up bank credit lines totaling €226 million. These lines were not available for general corporate purposes but were in place to cover any inability to repay on a timely basis outstanding commercial paper. These credit facilities provided that if our rating fell below BBB or Baa2, we had to reach a new agreement with the banks providing these credit facilities within 45 days, or the lines would no longer be available. Following the downgrading of our rating below these levels in July 2002, we allowed the back-up lines of credit to lapse as we negotiated the new syndicated facility mentioned below.

     A long-term debt rating downgrade could have a potential impact on two guarantees extended in 1998 and 2001 to bank pools in order to secure customer financing for €215 million. This could force us to replace the bank pools as the lender for outstanding loans and future draw downs by the customer up to €215 million. We plan to enter into negotiations in order to avoid such an impact.

     Syndicated Facility. In April 2002, we closed a €2,075 million syndicated credit facility available for general corporate purposes. The syndication reorganized the then outstanding undrawn bilateral credit lines, with different maturities, terms and conditions. The facility is comprised of a three year tranche of €1,375 million and a 364 day tranche of €700 million. The availability of this facility is not dependent upon our credit ratings. At June 30, 2002, this facility was entirely undrawn, and remains so as of the date of this document. Our ability to draw on this facility is conditioned upon our compliance with certain financial covenants (which are identical to the financial covenants of the securitization vendor financing program described below). Given the continuing impact of the current economic conditions on Alcatel, we can provide no assurance that we will be in compliance with such financial covenants at a future time when we may want to draw on the syndicated facility.

     Debt to Equity and Minority Interests Ratio. Total net financial debt (total financial debt less cash and cash equivalents) on June 30, 2002 was € 1,264 million. Our net financial debt to shareholders’ equity and minority interests ratio was 16.4% on June 30, 2002, compared to 27.0% on December 31, 2001. Debt incurred by our banking subsidiary, Electro Banque (which was € 635 million on June 30, 2002) is not included in our total net financial debt. We expect our total net debt at year-end 2002 to be below the year-end 2001 level of €2,662 million, even after taking into account the impact, in the second half of 2002, of the further deterioration of the financial situation of some of our customers.

     Contractual Obligations. We have certain contractual obligations that extend out beyond 2002. Among these obligations we have long-term debt and capital leases. Our total contractual cash obligations at June 30, 2002 for these two items are:

	Total	2002	2003	2004	2005	2006	After

				(in millions)
Long-term debt	€5,411	€0	€905	€805	€1,000	€1,352	€1,349
Capital leases	€236	€0	€20	€23	€24	€25	€144

     Off-balance sheet commitments and contingencies. The most important portion of our off-balance-sheet commitments concerns undertakings we provide to back performance bonds issued to customers with whom we have long-term contracts for the supply of telecommunications equipment and services, or bank guarantees given to such customers on our behalf. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. We also include in our off-balance sheet commitments and contingencies a guarantee granted to the bank implementing our cash pooling program, which covers any intraday debit position that could result from the daily transfers between our central treasury account and our subsidiaries’ accounts, and the risk retained by us in the context of our securitization vendor financing program as described below.

     If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as the delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on the consolidated balance sheet under the line item “Accrued contract costs and other reserves.” On December 31, 2001, our off-balance sheet commitments and contingencies amounted to
€12,631 million. Of these, €10,750 million were in the most part related to long-term supply contracts and, to a lesser extent, to the securitization program, and €1,390 million concerned the guarantee provided in connection with our cash pooling program. Our internal systems for updating this information are set up so as to produce figures on an annual basis. We do, however, disclose on a quarterly basis any significant changes in our off-balance sheet commitments. For the six month period ended June 30, 2002, such changes involved the modifications to our securitization vendor financing program and the securitization of other accounts receivable, each as discussed below and in Note 13 in our unaudited interim consolidated financial statements included in Pages F-17 to F-20 of this report.

     Customer Financing. Based on standard industry practice, from time to time we extend financing to our customers by granting extended payment terms, making direct loans, and providing guarantees to third-party financing sources. As of June 30, 2002, net of reserves, we had provided customer financing of approximately €1,817 million. This amount includes €1,103 million of accounts receivable sold pursuant to our securitization program described below, €481 million of customer deferred payments, accounts receivable and other financial assets, and €233 million of off-balance sheet guarantees given to third party lenders. In addition, we had outstanding commitments to make further direct loans or provide guarantees to financial institutions in an amount of approximately €993 million.

     SVF Trust Program. In 1999 we established a securitization vendor financing (SVF) program arranged by Citibank, to provide liquidity and to transfer some of the risks associated with customer loans and undrawn commitments to a third party. Under this program we may sell to a dedicated trust a portion or the whole of certain of our vendor finance loans, which meet defined eligibility criteria. Selling our customer loans to the SVF trust allows us to receive cash, prior to the due date, for a portion of our vendor financing loan portfolio. The terms and conditions of this program were amended in June 2000 and further amended in May 2002. The main provisions of the SVF program as currently in effect are as follows:

•	The maximum cash we can receive from the sale of vendor finance receivables to the SVF trust is USD 1,173.5 million (approximately €1,221.1 million).

•	We have the right to sell eligible receivables and transfer eligible commitments to the SVF trust for a period of two years beginning May 14, 2002 on a revolving basis. The two year revolving period is followed by a three year amortization period. During this period, the program provides for a notional amortization of approximately 20% of the outstanding balance per annum. There is, however, no requirement that there actually be any amortization of the receivables during this period. We guarantee to the SVF trust the difference, if any, between the scheduled notional amortization and the actual amortization. At the end of the fifth year, the program will be terminated and we will repurchase the outstanding balance of any remaining receivables. This would increase our net debt position and reduce our off-balance sheet commitments and contingencies.

•	The SVF program is principally funded indirectly through a Citibank commercial paper conduit. The SVF program is supported by a syndicate of banks which provides a backstop liquidity facility available on a 364 day basis. Non-renewal of this facility would constitute a termination event for the SVF program. In the event that the banks elect not to renew the facility, we have the right to draw down the full amount of the facility to ensure the continuation of the SVF program on an uninterrupted basis. In these circumstances, during any remaining time of the revolving period, funds not immediately needed by the SVF trust to finance receivables would be placed on deposit by it and be available to fund future sales of receivables by us. In addition, the backstop facility may also be drawn at any time should the Citibank conduit decline to fund the trust. This would happen if our credit rating were downgraded to below BB (Standard and Poor’s) or Ba2 (Moody’s). Any draw down on the backstop facility would result in an increased cost of funds, because while we are rated below investment grade, we would have to pay the banks a margin of 300 basis points over LIBOR compared with the commercial paper rates charged by the Citibank conduit.

•	We provide credit support to the SVF trust in the form of over-collateralization. The required level of over-collateralization was 10% at the end of June 2002. Due to the downgrading of our long term debt at the beginning of July, the over-collateralization requirement increased to 15%. This means that for any customer account receivable sold to the SVF trust, we receive 85% of the face value in cash and 15% in the form of a fully subordinated receivable due from the SVF trust. Prior to May 14, 2002 we were not required to provide over-collateralization. The transition from the 100% funding level to the 85% funding level was completed in July 2002 by a combination of our providing cash to the SVF trust in exchange for a fully subordinated promissory note and selling certain receivables to the trust for less cash than their face value.

•	The SVF program provides for various additional Alcatel guarantees, the principal one being a first loss guarantee up to approximately 30% of i) the program amount during the revolving period, and ii) the funded portion of the program during the amortization period. We have the right to sell any eligible receivables to the trust. However, if the portfolio of receivables held by the SVF trust does not meet the SVF program’s stated diversification criteria, our guarantee would exceed the 30% of the pool balance and could be as high as 100%. We also provide a political risk guarantee which covers all accounts receivable, with some exceptions, for up to 100% of principal and interest. There are also other specific guarantees concerning, for instance, currency risks (if receivables are not denominated in USD), amortization of the SVF program (as mentioned above) and contract completion risks by our subsidiaries.

•	The SVF program provides for certain early termination events. Such events would occur a) if defaults of the receivables exceed a specified percentage, or b) upon the breach of certain financial covenants, which are identical to the covenants of our €2.1 billion syndicated bank facility mentioned above. These covenants will be tested quarterly. Given the continuing impact of the current economic conditions on us, we can provide no assurance that we will be in compliance with such financial covenants in the future and that early termination of the program by reason of non-compliance with the covenants will not be triggered. Upon the occurrence of an early termination event, we are required to pay to the SVF trust cash in an amount equivalent to the outstanding receivables up to the limit of our obligations pursuant to our guarantees within three days of receipt of a termination notice.

     We have no equity interest in the SVF trust other than residual interests and the fully subordinated promissory note and receivables mentioned above. The principal balance of receivables sold to the SVF program as of June 30, 2002, was USD 1,060 million (approximately €1,103 million) (compared to USD 700 million (approximately €728 million) as of December 31, 2001 and USD 383 million (approximately €399 million) as of June 30, 2001).

     The deferred payment representing the difference between the face value of the accounts receivable sold and the funded amount received from the SVF trust is accounted for in “other financial assets” in our unaudited interim consolidated financial statements and amounted to USD 48 million (approximately €50 million) as of June 30, 2002 which is less than 15% of the receivables sold as of that date because such date was prior to the end of the funding level transition period.

     In all cases where we sell our customer loans, we retain off balance sheet from 30% to 100% of the risk on the loans sold to the SVF trust, depending on the extent to which the receivables meet the SVF program’s stated diversification criteria.

     At June 30, 2002, we had transferred approximately USD 89 million (approximately €93 million) in undrawn commitments to the SVF trust.

     Securitization of other accounts receivable. In May 2002, we signed a € 480 million securitization program which allows us to sell accounts receivable related to certain mobile telecommunications infrastructure contracts to an asset-backed commercial paper vehicle sponsored by a financial institution. We are liable for risk of up to 39.7% of the aggregate amount of receivables sold. As of September 30, 2002, we sold under this securitization program an aggregate amount of €150 million of eligible receivables, and are liable for a risk of €50 million, which is reflected off-balance sheet.

     Customer Credit Approval Process and Risks. We engage in a thorough credit approval process prior to providing financing to our customers or guarantees to financial institutions, which provide financing to our customers. Any significant undertakings have to be approved by a central Risk Assessment Committee, independent from our commercial departments. We continually monitor and manage the credit we have extended to our customers, and attempt to limit credit risks by, in some cases, obtaining security interests or by securitizing or transferring to banks or export credit agencies a portion of the risk associated with this financing.

     Although, as discussed above, we engage in a rigorous credit approval process and have taken actions to limit our exposure to customer credit risks, the global downturn and deterioration of the telecommunications industry have caused certain of our customers to experience financial difficulties and others to file for protection under the bankruptcy laws. Upon the financial failure of a customer, we have realized and may in the future continue to realize, losses on any extended credit given and loans made to the customer, or on guarantees provided for the customer, as well as the loss of the customer’s ongoing business. Should additional customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position. For the six month period ended June 30, 2002, we expensed approximately €328 million related to doubtful customer accounts under “Other Revenue (Expense).”

     Capital Expenditures. We expect our capital expenditures in 2002 to be approximately €400 million.

     We believe that our current cash and cash equivalents, cash flows (including from contemplated asset disposals) and funding arrangements provide us with adequate flexibility to meet our short-term and long-term financial obligations and to pursue our capital expenditure program as planned. We base this assessment on current and expected future economic and market conditions. Should economic and market conditions deteriorate further than what we anticipate, we may be required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult if there is no improvement in the current environment and given our inability to access the fixed income market at this point. In addition, if we do not meet the financial covenants contained in our syndicated facility and in our SVF program, we may not be able to rely on these funding arrangements to meet our cash needs.

Qualitative and Quantitative Disclosures About Market Risk

     At June 30, 2002, our exposure to market risks was not materially different from our exposure at the end of last year, as described in Alcatel’s Form 20-F for the year ended December 31, 2001.

Impact of Economic Crisis in Emerging Markets

     The crisis in Argentina and the devaluation of the Argentinian Peso have not had a significant impact on our consolidated financial results. The telecommunications market in Brazil is currently experiencing consolidation and our principal Brazilian customers are facing difficult financial conditions that have led them to defer payments. Nonetheless, accounts receivable from Brazilian contracts do not constitute a significant risk.

Research and Development

     Expenditures. In the first half of 2002, our research and development expenditures totaled €1,141 million (13.4% of first half 2002 consolidated net sales) compared to expenditures of €1,495 million in the first half of 2001 (11.5% of first half 2001 consolidated net sales).

OPTRONICS DIVISION’S OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following information together with the unaudited combined financial statements and related notes included in this report, as well as the financial information for Alcatel and “Alcatel’s Operating and Financial Review and Prospects” included elsewhere in this report.

Overall Perspective

     Overview. The Optronics division designs, manufactures and sells high performance optical components, modules and integrated sub-systems for use in terrestrial and submarine optical telecommunications networks. Alcatel Optronics is a leading supplier of DWDM lasers, photodetectors, optical amplifiers, high-speed interface modules and key passive devices such as arrayed waveguide multiplexers and Fiber Bragg Grating (FBG) filters. It also has experience in integrating active and passive components and modules into sub-systems.

     Restructuring. In 2001, the opto-electronic industry was dramatically affected by the slowdown in the telecommunications market. The submarine network market, which had represented a significant portion of the Optronics division’s sales, was particularly adversely affected. The inventory stockpiles created in 2000 led to a decrease in new orders during the first half of 2001. As a result, the Optronics division instituted cost-cutting measures in the second half of 2001, including a reduction in general and administrative expenses, headcount and capital expenditures. For the full year 2001, the Optronics division recorded restructuring charges of €7.5 million for layoffs, incurred €21.5 million in other expenses relating primarily to the write-off of work-in-progress inventories (€36.0 million), acquired technology (€7.9 million) and fixed assets (€9.5 million) (but which was offset by a €33.0 million indemnity payment), and took a one-time €70.0 million charge against the goodwill related to Alcatel Optronics Canada.

     The opto-electronic industry continued to deteriorate during the second half of 2001 and the first half of 2002 primarily due to the significant weakness in the submarine network and long-haul terrestrial markets. The rapid decline in the division’s revenues was not offset by a proportionate decline in the division’s fixed cost base due to the expansion of its manufacturing facilities, as well as the increase in headcount, during 1999 through the first half of 2001. Therefore, in early June 2002, the division launched an Industrial Redeployment Plan to address the problems affecting all its manufacturing plants to:

•	reduce headcount by 25% by year-end (from 1,805 at March 31, 2002 to approximately 1,350 at the end of 2002) through several methods, including the use of part-time employment and the encouragement of early retirement and prolonged leaves at the Nozay, France and Lannion, France sites;

•	cancel the outsourcing agreement with Alcatel regarding the Illkirch, France manufacturing site and transfer the assembly of the optical fiber amplifiers and optical interface subsystems to the division’s facility at Nozay, France;

•	seek external industrial solutions to convert the Lannion, France site so that it could be used by, or transferred to, a third party;

•	close the Gatineau, Canada manufacturing facility by the end of the year and transfer all FBG manufacturing from the facility to Livingston, Scotland. All research and development activities would be located in Kanata, Canada;

•	sell its micro-electromechanical systems (MEMs) and Planar design software activities owned by Alcatel Optronics Netherlands; and

•	consolidate passive activities and reduce some support functions at the Livingston, Scotland site.

     By the end of the first half of 2002, the division had reduced head count by 17% from December 31, 2001 levels. As a result of this restructuring, for the first six months of 2002, the division recorded restructuring costs of €62.0 million and one-time charges for write-offs of inventory (€9 million), goodwill and acquired technology (€63 million) and deferred tax assets (€12.2 million).

     Dispositions in 2002. As part of the Industrial Redeployment Plan, in June 2002, the division sold Alcatel Optronics Netherlands, the subsidiary that included its non-core MEMs and Planar design software activities in the Netherlands, through a management buy out.

     Subsequent events. In mid-September 2002, the Optronics division announced that it would intensify its restructuring actions in response to the continuing recession and excess inventory at the customer level through the adoption of a Strategic Refocus Plan. The division intends to consolidate its manufacturing efforts for active components at its facility in Nozay, France, passive components at its Livingston, Scotland plant and hybrid components at both sites. The Plan also includes the following actions:

•	reduce headcount from 1,550 at September 17, 2002 to approximately 1,000 before year-end 2002 and ultimately below 500 at year-end 2003;

•	reduce headcount at the Nozay facility to 300 through outsourcing, pooling of resources with partners, spin-offs and individual retirement;

•	sell the business and assets in Plano, Texas to an industrial partner; and

•	in lieu of transferring all research and development expertise from its Gatineau, Canada location to Kanata as had been announced as part of the Industrial Redeployment Plan, transfer such assets to Livingston, Scotland.

     In this market environment, management believes that visibility of the division’s performance beyond the short term is practically impossible and that the downturn in business activity will continue at least into 2003. Today, the division anticipates third quarter sales to be down sequentially by up to 50 percent, with a contained loss from operations due to the benefits of cost-cutting measures. Management is currently estimating that the decrease in fixed-cost base should result in a €40 million quarterly sales break-even point by the end of 2003. If global economic and telecommunications market conditions deteriorate further, the Optronics division may not achieve even these lowered targets and the division may experience continued material adverse effects on its business, operating results and financial condition.

Critical Accounting Policies

     The discussion and analysis of the Optronics division’s results of operations and financial condition are based on its unaudited interim combined financial statements, which are prepared in accordance with French GAAP as described in Note 1.2 of the Notes to the unaudited interim combined financial statements. Some of the accounting methods and policies used in preparing these statements are based on difficult, complex and subjective judgments by management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the related circumstances. The actual value of the assets, liabilities and net worth, and of the division’s earnings, could differ from the value derived based on these judgments if there were a change in the estimates and assumptions relied upon. For a detailed discussion of significant accounting policies that may involve a higher degree of judgment or complexity, refer to Alcatel’s Form 20-F for the year ended December 31, 2001.

Unaudited Interim Combined Financial Statements

     Currently, the Optronics division is composed of four Alcatel subsidiaries: Alcatel Optronics France, a French company; Alcatel Optronics USA, Inc., a U.S. company, Alcatel Optronics Canada, a Canadian company; and Alcatel Optronics UK, a U.K. company acquired in September 2001. The division sold Alcatel Optronics Netherlands, a subsidiary of Alcatel Optronics UK, in June 2002.

     The unaudited interim combined financial statements are prepared on the basis of the allocation of certain costs between Alcatel and the Optronics division as required by the Basic Intercompany Agreement and its implementing agreements. See Note 1.1 of the Notes to the unaudited interim combined financial statements of the Optronics division for a discussion of the principles of the Basic Intercompany Agreement and its implementing agreements governing the relationship between Alcatel and the Optronics division, as well as the allocation methodology applied.

Optronics Division Results of Operations for the Six Months Ended June 30, 2002 Compared to the Six Months ended June 30, 2001

     The Optronics division’s net sales were €60.5 million for the six months ended June 30, 2002, representing an 80.2% decrease from net sales of €305.5 million for the same period in 2001.

     Net sales by product line were as follows:

Discrete Modules. Net sales of discrete modules, which include lasers, detectors and optical routing modules that are building blocks for an array of the Optronics division’s solutions, were €6.2 million for the six months ended June 30, 2002, a decrease of 85.6% from net sales of €43.2 million for the same period in 2001 due to the overall downturn in the telecommunications industry. Discrete modules represented 10.2% of total net sales for the six months ended June 30, 2002.

Pump Modules. Net sales of pump modules were €3.4 million for the six months ended June 30, 2002, a decrease of 96.5% from net sales of €96.7 million for the same period in 2001 due to the downturn in submarine and long-haul terrestrial activity during the course of 2002. Pump modules represented 5.6% of total net sales for the six months ended June 30, 2002.

Optical Amplifier Sub-systems. Net sales of optical amplifier sub-systems were €5.7 million for the six months ended June 30, 2002, a decrease of 92.4% from net sales of €74.8 million for the same period in 2001 primarily due to the downturn in the long-haul terrestrial activity during the course of 2002. Optical amplifier sub-systems represented 9.4% of total net sales for the six months ended June 30, 2002.

Optical Interface Sub-systems. Net sales of optical interface sub-systems were €36.0 million for the six months ended June 30, 2002, a decrease of 48.9% from net sales of €70.5 million for the same period in 2001 due primarily to the overall downturn in the telecommunications industry. Optical interface sub-systems represented 59.5% of total net sales for the six months ended June 30, 2002.

Optical Passive Components. Net sales of optical passive components were €9.2 million for the six months ended June 30, 2002, a decrease of 54.7% from net sales of €20.3 million for the same period in 2001 primarily due to the downturn in submarine and long-haul terrestrial activity. Optical passive components represented 15.3% of total net sales for the six months ended June 30, 2002.

     Overall, for the six months ended June 30, 2002, the Optronics division derived 66% of its net sales from Alcatel and its subsidiaries compared to 80% for the same period in 2001, due to the dramatic decrease in orders placed by Alcatel Submarine Networks.

     Cost of sales totaled €111.2 million for the six months ended June 30, 2002, representing a 46% decrease from cost of sales of €206.8 million for the same period in 2001. This decrease resulted principally from the reduction in net sales for the period. However, the decline in cost of sales was not proportionate to the decline in sales due to the division’s inability to adjust its high fixed cost base rapidly enough in response to the downturn in sales.

     As a result of the foregoing, the Optronics division’s gross margin totaled €(50.7) million for the six months ended June 30, 2002, a 149% decrease from gross margin of €98.7 million for the same period in 2001. Gross margin for the first half of 2002 included €9.3 million in work-in-process inventory write-offs.

     The Optronics division’s administrative and selling expenses were €18.3 million for the six months ended June 30, 2002, representing a 7.6% decrease from administrative and selling expenses of €19.8 million for the same period in 2001. This decrease resulted principally from the division’s restructuring efforts and cost-cutting measures.

     The Optronics division’s research and development expenses were €24.6 million for the six months ended June 30, 2002, a 14.9% decrease from €28.9 million for the same period in 2001. This decrease resulted from the division’s cost-cutting measures.

     The Optronics division’s income (loss) from operations was a loss of €93.6 million for the six months ended June 30, 2002, representing a significant decrease from income of operations of €50.0 million for the same period in 2001 due primarily to the slowdown in the telecommunications industry, especially in the submarine network and long-haul terrestrial markets, and the division’s inability to adjust its high fixed cost base rapidly enough in response to the dramatic downturn in sales.

     The Optronics division recorded a financial loss of €4.9 million for the six months ended June 30, 2002, compared to €0.9 million for the same period in 2001. This increase was due principally to €4.0 million of net interest expense related to an increase in debt in the second half of 2001, principally short-term debt. The division’s indebtedness increased through additional borrowings needed to fund operations of the division and to integrate the operations of Kymata as well as a result of the assumption of short-term debt owed by Kymata at the time of its acquisition by Alcatel.

     The Optronics division recorded a restructuring charge of €62.0 million for the six months ended June 30, 2002 relating primarily to a € 47.4 million write-off of obsolete tangible assets throughout the division and €14.3 million for layoff costs throughout the division. No restructuring charges were recorded during the same period of 2001.

     The Optronics division’s other expenses were €8.0 million for the six months ended June 30, 2002. These expenses principally included a €8.9 million write-off of the acquired technology of Alcatel Optronics Canada as a result of a re-evaluation by the division of the future usefulness of such technology. No “other expenses” were incurred during the same period of 2001.

     The income tax attributable to the division was €0.1 million for the six months ended June 30, 2002. Due to the uncertainty in the business, the division decided not to record any tax credit for the period. As a result, during the second quarter of 2002, the division took a €12.2 million write-off of deferred tax assets recognized in the first quarter of 2002.

     The Optronics division’s amortization of goodwill was €56.3 million for the six months ended June 30, 2002, compared to €3.4 million for the same period in 2001. This increase was attributable to a write-off of € 54.8 million, which represented the remaining goodwill of Alcatel Optronics Canada.

     The Optronics division’s net income (loss) was a net loss of €224.7 million for the six months ended June 30 2002, compared with net income of €30.2 million for the same period in 2001.

Optronics Division Liquidity and Capital Resources

Cash Flow for the Six Months ended June 30, 2002 and 2001

     Net cash provided (used) by operating activities. For the six months ended June 30, 2002, net cash provided by operating activities of €8.1 million was primarily the result of the reduction of working capital requirements (accounts receivable, inventory and accounts payable and accrued expenses) of €134.8 million. The reduction in working capital was due to a €122.7 million decrease in accounts receivable (from a €4.2 million increase in the first half 2001) and a €68.7 million decrease in inventories (from a €62.8 million increase in the first half of 2001), offset by a decrease in accounts payable and accrued expenses of €56.6 million (from a €22.5 million increase in the first half of 2001). Each of the components in working capital decreased as a result of the dramatic decrease in overall activity during the first half of 2002. For the first half of 2001, net cash provided by operating activities of €14.9 million was primarily a result of an increase of €62.8 million in inventories relating to orders, the majority of which were subsequently cancelled in the third and fourth quarters of 2001.

     Net cash provided (used) by investing activities. For the first half of 2002, net cash used by investing activities of €13.0 million was primarily the result of €15.6 million of capital expenditures for the facilities located in France and the United Kingdom, relating to projects commenced in 1999. For the first half of 2001, net cash used by investing activities of €66.3 million was primarily the result of €65.6 million of capital expenditures for facilities located in France, Canada and the United States, relating to projects commenced in 2000.

     Net cash provided (used) by financing activities. For the six months ended June 30, 2002, net cash used by financing activities was
€6.1 million and was primarily due to the decrease in long-term debt of €17.6 million due to the reimbursement of a capital lease obligation of Alcatel Optronics UK of €14.1 million, partly offset by an increase in short-term debt of €12.9 million. For the six months ended June 30, 2001, net cash provided by financing activities was €15.7 million and was primarily due to the increase in short-term debt, which was offset by the payment of €9.5 million in dividends to Alcatel.

Cash Management and Capital Resources

     As the Optronics Division is one of our divisions, its finance activities are managed on a centralized basis by Alcatel. The four companies that constitute the division lend any excess cash or borrow for short-term needs from Alcatel Central Treasury according to the following procedure:

—	Alcatel Optronics France lends or borrows from Alcatel Central Treasury

—	Alcatel Optronics USA lends or borrows from Alcatel USA Sourcing LP

—	Alcatel Optronics Canada lends or borrows from Coralec

—	Alcatel Optronics UK lends or borrows from Alcatel UK

     This centralized treasury management allows the Optronics division to benefit from certain market financing terms granted to Alcatel by financial institutions. Under the central treasury management arrangements, the Optronics division borrows funds from Alcatel (directly or through its subsidiaries listed above) at an interest rate of:

—	EURIBOR plus 80 basis points for Alcatel Optronics France

—	LIBOR plus 92.5 basis points for Alcatel Optronics USA

—	LIBOR plus 87.5 basis points for Alcatel Optronics Canada

—	LIBOR plus 87.5 basis points for Alcatel Optronics UK

     The division’s companies lend their excess cash at an interest rate of EURIBOR minus 12.5 basis points for euro and LIBOR minus 12.5 basis points for U.S. dollars. Alcatel’s management will determine, in its sole discretion, whether any of its business divisions will provide any particular funds on any particular occasion to the Optronics division, when they will do so and in what amounts, but will not be obligated to cause such cash transfers. As a result, the division’s liquidity will be materially, adversely affected if Alcatel’s management does not fund the division’s cash needs.

     At June 30, 2002, the Optronics division’s short-term borrowings from Alcatel Central Treasury’s current account increased to €167.5 million from €159.5 million at December 31, 2001. Such increased amount was used to fund operations of the division. Alcatel Optronics UK also had €3.6 million of short-term borrowings at December 31, 2001 and no short-term borrowings at June 30, 2002.

     Contractual Obligations. The division has certain contractual obligations that extend beyond 2002. Among these obligations are indebtedness owed to Banque de Developpement du Canada, which was assumed in the Innovative Fiber acquisition, and our operating leases. Our total contractual cash obligations for these items at June 30, 2002 were €29.6 million, as compared to € 41.8 million at December 31, 2001. The decrease mainly results from the € 14.1 million reimbursement of a capital lease on equipment held by Alcatel Optronics UK.

     At June 30, 2002, the division had a €7.0 million backlog. The division plans to fund its capital requirements from borrowings from Alcatel pursuant to its treasury management arrangements with Alcatel and from cash from operations. The timing and decision to finance any of these plans is solely at the discretion of Alcatel’s management. As stated above, the Optronics division will be materially, adversely affected if Alcatel does not finance the division’s operations.

Qualitative and Quantitative Disclosures About Market Risk

     In order to protect itself from the risk of losses that could result from mismatches between the currencies in which the division realizes its net sales and the currencies in which it incurs its expenses, the division enters into currency hedging arrangements, such as forward exchange contracts, with Alcatel Central Treasury, mainly with respect to the U.S. dollar and the Japanese yen. Every month, the division’s management prepares an estimate of its net position in each of these currencies for a six-month period and enters into hedges for the estimated net amounts. The division does not hedge its exposure on individual orders. No assurance can be given that the division’s hedging will be sufficient to eliminate currency mismatches in the future and that such mismatches will not result in substantial costs to the division.

     As set forth above, the Optronics division records revenues, expenses, assets and liabilities in a number of different currencies. In preparing its combined financial statements, the division translates the value of these different revenues and expenses into euros at the rate of exchange prevailing on the date of the transactions. Income statements that are included in the combined financial statements and not denominated in euro are translated for consolidation purposes into euros at the average exchange rate for the period. Assets and liabilities that are non-euro-denominated for consolidation purposes are translated into euros at the exchange rate in effect at the end of the period. Fluctuations in the value of the euro will have an impact on the value of these revenues, expenses, assets and liabilities reflected in the division’s combined financial statements. For this reason, changes in foreign currency exchange rates can have a significant impact on the division’s results of operations and financial position when expressed in euros. For a detailed discussion of the division’s disclosures about market risk, refer to Alcatel’s Form 20-F for the year ended December 31, 2001.

     At June 30, 2002, the Optronics division had two forward contracts, each with a carrying amount of €1.1 million, to sell U.S. dollars and to buy Japanese yen to hedge foreign currency exposure.

ALCATEL AND SUBSIDIARIES
INDEX TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited interim consolidated income statements for the six month periods ended June 30, 2002 and 2001	F-1

Unaudited interim consolidated balance sheets at June 30, 2002 and December 31, 2001	F-2

Unaudited interim consolidated statements of cash flows for the six month periods ended June 30, 2002 and 2001	F-4

Unaudited interim consolidated statements of changes in shareholders’ equity	F-5

Notes to unaudited interim consolidated financial statements	F-6

Reconciliation to U.S. GAAP	F-38

ALCATEL AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENTS

		Six month periods ended June 30,

	Note	2002(a)	2002	2001

		(in millions except per share information)

Net sales		$8,408	€8,531	€12,974
Cost of sales		(6,272)	(6,364)	(9,275)

Gross margin		2,136	2,167	3,699

Administrative and selling expenses		(1,524)	(1,546)	(1,982)
R&D costs		(1,125)	(1,141)	(1,495)

Income (loss) from operations	(3)	(513)	(520)	222

Financial income (loss)	(4)	(357)	(362)	(1,175)
Restructuring costs	(9)	(634)	(643)	(1,295)
Other revenue (expense)	(6)	(496)	(503)	222

Income (loss) before amortization of goodwill and taxes		(1,999)	(2,028)	(2,026)

Income tax		164	166	645
Share in net income of equity affiliates and discontinued operations		(117)	(119)	1

Consolidated net income (loss) before amortization of goodwill		(1,952)	(1,981)	(1,380)

Amortization of goodwill		(286)	(290)	(1,554)
Minority interests		(3)	(3)	27

Net income (loss)		(2,241)	(2,274)	(2,907)

Ordinary Shares (A)
Basic earnings per share	(8)	(1.89)	(1.92)	(2.56)
Diluted earnings per share	(8)	(1.89)	(1.92)	(2.56)
Alcatel tracking stock (O) (Optronics division)
Basic earnings per share	(8)	(2.04)	(2.07)	0.32
Diluted earnings per share	(8)	(2.04)	(2.07)	0.32

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $0.9856 on June 28, 2002.

The accompanying Notes are an integral part of these Unaudited Interim Consolidated Financial Statements.

ALCATEL AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

		June 30,	June 30,	December 31,
ASSETS	Note	2002(a)	2002	2001

		(in millions)

Goodwill, net	(9)	$4,772	€4,842	€5,257
Other intangible assets, net		426	432	472

Intangible assets, net		5,198	5,274	5,729

Property, plant and equipment		8,569	8,694	9,698
Depreciation		(5,259)	(5,336)	(5,496)

Property, plant and equipment, net		3,310	3,358	4,202

Share in net assets of equity affiliates and net assets and liabilities of discontinued operations	(5)	707	717	799
Other investments and miscellaneous, net		867	880	1,169

Investments and other non-current assets		1,574	1,597	1,968

TOTAL FIXED ASSETS		10,082	10,229	11,899

Inventories and work in progress		3,367	3,416	4,681

Trade receivables and related accounts, net		5,279	5,357	8,105
Other accounts receivable, net		5,060	5,134	6,851

Accounts receivable, net		10,339	10,491	14,956

Marketable securities, net		293	297	490
Cash		4,443	4,508	4,523

Cash and cash equivalents		4,736	4,805	5,013

TOTAL CURRENT ASSETS		18,442	18,712	24,650

TOTAL ASSETS		28,524	28,941	36,549

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $0.9856 on June 28, 2002.

The accompanying Notes are an integral part of these Unaudited Interim Consolidated Financial Statements.

ALCATEL AND SUBSIDIARIES

		June 30, 2002	June 30, 2002	December 31, 2001

		After	After	After
LIABILITIES AND SHAREHOLDERS' EQUITY	Note	appropriation(a)	appropriation	appropriation

			(in millions)

Capital stock (Euro 2 nominal value: 1,224,045,770 class A shares and 25,515,100 class O shares issued at June 30, 2002, 1,213,023,559 class A shares and 16,500,000 class O shares at June 30, 2001; and 1,215,254,797 class A shares and 25,515,000 class O shares at December 31, 2001)		$2,463	€2,499	€2,481
Additional paid-in capital		9,435	9,573	9,565
Retained earnings		(304)	(308)	(389)
Cumulative translation adjustment		(164)	(166)	(185)
Net income		(2,241)	(2,274)	—
Less treasury stock at cost		(1,709)	(1,734)	(1,842)

SHAREHOLDERS’ EQUITY	(10)	7,481	7,590	9,630

MINORITY INTERESTS		120	122	219

Accrued pension and retirement obligations		1,027	1,042	1,120
Other reserves	(11)	3,900	3,957	4,154

TOTAL RESERVES FOR LIABILITIES AND CHARGES		4,927	4,999	5,274

Bonds and notes issued	(12)	5,333	5,411	5,969
Other borrowings		649	658	1,706

TOTAL FINANCIAL DEBT		5,982	6,069	7,675

(of which medium and long term portion)
Customers’ deposits and advances		1,485	1,507	1,693
Trade payables and related accounts		4,136	4,197	5,080
Debts linked to bank activity		626	635	660
Other payables		3,767	3,822	6,318

TOTAL OTHER LIABILITIES		10,014	10,161	13,751

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		28,524	28,941	36,549

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $0.9856 on June 28, 2002.

The accompanying Notes are an integral part of these Unaudited Interim Consolidated Financial Statements.

ALCATEL AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six month periods ended

	June 30,	June 30,	June 30,
	2002(a)	2002	2001

	(in millions)

Cash flow from operating activities
Net income (loss)	$(2,241)	€(2,274)	€(2,907)
Minority interests	3	3	(27)
Adjustments to reconcile income before minority interests to net cash provided by operating activities:
- Depreciation and amortization, net	543	551	671
- Amortization of goodwill and purchased R&D*	286	290	1,554
- Changes in reserves for pension obligations, net	9	9	43
- Changes in other reserves, net	646	655	1,625
- Net (gain) loss on disposal of non-current assets	(193)	(196)	(581)
- Share in net income of equity affiliates and discontinued operations (net of dividends received)	146	148	55

Net cash provided (used) by operating activities before changes in working capital	(802)	(814)	433

Net change in current assets and liabilities:
- Decrease (increase) in accounts receivable	3,109	3,155	(565)
- Decrease (increase) in inventories	900	913	(824)
- Increase (decrease) in accounts payable and accrued expenses	(2,057)	(2,087)	(435)

Net cash provided (used) by operating activities	1,150	1,167	(1,391)

Cash flow from investing activities
Proceeds from disposal of fixed assets	179	182	92
Capital expenditures	(296)	(300)	(931)
Decrease (increase) in loans	80	81	(164)
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(126)	(128)	(113)
Cash proceeds from sale of previously consolidated companies, net of cash sold, and from sale of unconsolidated companies	281	285	2,212

Net cash provided by investing activities	118	120	1,096

Net cash flow after investment	1,268	1,287	(295)
Cash flow from financing activities
Increase (decrease) in short-term debt	(1,209)	(1,226)	1,259
Proceeds from issuance of long-term debt	—	—	—
Proceeds from issuance of shares	8	8	7
Dividends paid	(198)	(201)	(556)

Net cash provided (used) by financing activities	(1,399)	(1,419)	710

Net effect of exchange rate changes	(75)	(76)	(26)
Net increase (decrease) in marketable securities and cash	(205)	(208)	389

Cash and cash equivalents at beginning of period	4,941	5,013	3,060

Cash and cash equivalents at end of period	4,736	4,805	3,449

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $0.9856 on June 28, 2002.

*	of which exceptional amortization of goodwill and acquired technologies relating to Alcatel Internetworking Inc.: €1,277 million and €74 million respectively for the first half 2001.

The accompanying Notes are an integral part of these Unaudited Interim Consolidated Financial Statements.

ALCATEL AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number	Number				Exchangeable			Treasury
	of shares	of shares		Additional		shares Alcatel	Cumulative	Net	stock owned by
	outstanding	outstanding	Capital	paid-in	Retained	Networks	translation	Income	consolidated	Shareholders'
	class A	class O	stock	capital	earnings	Corp.	adjustments	(loss)	subsidiaries	equity

	(in millions of euros, except for number of shares outstanding)

Balance at December 31, 2000
After appropriation	1,133,273,501	16,500,000	2,457	9,558	2,502	2,217	(350)	—	(2,023)	14,361

Capital increase linked to the acquisition of Kymata	2,200,000	9,015,000	22	72						94
Other capital increase	844,112		2	11						13
Exchangeable shares Alcatel Networks Corporation					1,394	(1,394)				—
Acquisition of Kymata				(76)						(76)
Net change in O shares treasury stock owned by consolidated subsidiaries		(11,655)			(10)					(10)
Net change in A shares treasury stock owned by consolidated subsidiaries	10,505,542				93				181	274
Other adjustment					(31)					(31)
Translation adjustment							165			165
Net income (loss)								(4,963)		(4,963)
Appropriation of net income					(5,160)			4,963		(197)

Balance at December 31, 2001
After appropriation	1,146,823,155	25,503,345	2,481	9,565	(1,212)	823	(185)	—	(1,842)	9,630

Capital increase linked to the acquisition of Astral Point	8,783,396		18	126						144
Other capital increase	7,577	100		8						8
Exchangeable shares Alcatel Networks Corporation					202	(202)				—
Acquisition of Astral Point				(126)	(30)					(156)
Net change in A shares treasury stock owned by consolidated subsidiaries	5,801,297				(7)				108	101
Other adjustment*					118					118
Translation adjustment							19			19
Net income (loss)								(2,274)		(2,274)

Balance at June 30, 2002	1,161,415,425	25,503,445	2,499	9,573	(929)	621	(166)	(2,274)	(1,734)	7,590

*	Relating mainly to the reversal in equity of excess reserves booked in the opening balance sheets of companies acquired according to the “pooling of interest” accounting stock-for-stock business combinations (provided for in paragraph 215 of regulation CRC 99-02) and from the implementation as of January 1, 2002 of the regulation n°00-06 (regulation on liabilities) approved by the “Comité de Réglementation Comptable”.

The accompanying Notes are an integral part of these Unaudited Interim Consolidated Financial Statements.

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 1
Summary of accounting policies

     The interim consolidated financial statements of Alcatel and its consolidated subsidiaries (the “Group”) are presented in accordance with the Conseil National de la Comptabilité (French Accounting Authorities) recommendation of March 1999 about interim statements and comply with the same accounting rules as year end policies. From January 1, 2002, Alcatel has applied the regulation n°00-06 (regulation on liabilities) approved by the “Comité de Réglementation Comptable”.

a)	Seasonal nature of activity

     Interim net sales and income from operations are highly seasonal due to a high level of activity during the last quarter of the year, particularly in December. This trend varies each year. Pursuant to the Conseil National de la Comptabilité recommendation of March 1999, these seasonal net sales are accounted for under the same rules as year end net sales ; sales are recorded in the period in which they are effected.

b)	Income tax

     For interim financial statements, the income tax charge is calculated for each company or fiscal group by applying the estimated effective annual tax rate to the net income for the period.

     Deferred income tax assets are recorded in the consolidated balance sheet when it is more likely than not that the tax benefit will be realized in the future.

c)	Change in accounting policy

     The implementation of regulation n°00.06 as of January 1, 2002 had no significant impact on the opening shareholders’ equity.

Note 2
Change in consolidated companies

     The main changes in the consolidated companies for the first six months of 2002 are as follows :

•	At the end of December 2001, Platinum Equity and Alcatel signed a memorandum of understanding concerning the disposal of Alcatel’s European enterprise distribution activities to Platinum. The disposal was completed during the second quarter 2002.

•	Early April 2002, Alcatel finalized its acquisition of Astral Point Communications Inc, a US company and front-runner in next-generation SONET Metro Optical Systems. All outstanding shares and rights to acquire shares of Astral Point Communications Inc were exchanged for 9 million Alcatel Class A shares, of which a majority were represented by Class A American Depositary Shares, for an acquisition price of €144 million. This company is consolidated from April 1, 2002.

•	Alcatel and STMicroelectronics signed, mid-April 2002, a memorandum of understanding relating to the disposal of Alcatel’s microelectronic activities to STMicroelectronics for €390 million. As part of this transaction, the two companies intend to cooperate in the joint development of DSL chip-sets that also be made available to the open market. The disposal was completed at the end of June 2002.

     The main changes in the consolidated companies for the year 2001 are as follows:

•	Early February 2001, Alcatel and Marconi PLC jointly sold part of their respective 24% interests in French industrial group Alstom. Following this disposal, Alcatel’s stake in Alstom amounted to 5.7%.

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

Consequently, Alstom is no longer accounted for under the equity method beginning January 1, 2001. In June 2001, Alcatel sold its remaining interest.

•	In June 2001, Alcatel consummated an Initial Public Offering of a significant part of its cables and components business (Nexans activity) selling 20,125,000 shares at €27 per share. From January 1, 2001 until June 30, Nexans is accounted for under the equity method (at 100%); the effect of the disposal is taken into account as of June 30. From July 1, 2001, Nexans is accounted for under the equity method since its ownership interest in Nexans is 20%.

•	In June 2001, Thomson multimédia and Alcatel signed a memorandum of understanding for the transfer of Alcatel’s DSL modem activity to Thomson multimédia. This activity is no longer consolidated in Alcatel’s accounts from July 1, 2001 and the financial results of this activity are presented, from this date until the date of the disposal (end of December 2001), in “other revenue (expense)”.

•	In July 2001, Alcatel acquired the remaining 48.83% stake in Alcatel Space held by Thales, bringing its ownership of Alcatel Space to 100%. The transaction price was €795 million, paid half in cash and half in Thales shares. After this transaction, Alcatel’s stake in Thales decreased from 25.29% to 20.03%.

•	Alcatel Optronics completed, in September 2001, the acquisition of Kymata Ltd, a U.K. company, involved in planar technology for high-end passive optical components. All outstanding shares of Kymata Ltd were converted into 9 million Alcatel class O shares and 2.2 million Alcatel class A shares. Based on average market prices before closing, the transaction price amounted to €95 million. This company is consolidated from the end of September 2001.

•	In November 2001, Alcatel disposed of 7 million Thales shares, bringing its investment in Thales to 15.83%. This transaction will have no impact on the shareholders agreements signed in 1998. Joint technical cooperation agreements will continue to be implemented by the two companies. Consequently, Thales is still accounted for under the equity method.

     In order to make comparisons easier, unaudited on a like basis income statements are presented to take into account significant changes in Alcatel consolidated companies since June 30, 2001:

—	the DSL modem activity is booked in income of discontinued operations until the date of the disposal (December 2001),

—	European enterprise distribution activities have been booked in income of discontinued operations for 2001,

—	Microelectronics activities have been booked in income of discontinued operations for 2001.

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

	Six months ended June 30,

		2001 on a
	2002	like basis

	(in millions of euros except
	per share amounts)

Net sales	8,531	12,154
Cost of sales	(6,364)	(8,631)

Gross margin	2,167	3,523

Administrative and selling expenses	(1,546)	(1,774)
R&D costs	(1,141)	(1,453)

Income (loss) from operations	(520)	296

Financial income (loss)	(362)	(1,165)
Restructuring costs	(643)	(1,235)
Other revenue (expense)	(503)	222

Income (loss) before amortization of goodwill and taxes	(2,028)	(1,882)

Income tax	166	648
Share in net income of equity affiliates	(119)	(147)

Consolidated net income (loss) before amortization of goodwill	(1,981)	(1,381)

Amortization of goodwill	(290)	(1,553)
Minority interests	(3)	27

Net income (loss)	(2,274)	(2,907)

Ordinary Shares (A)
Basic earnings per share	(1.92)	(2.56)
Diluted earnings per share	(1.92)	(2.56)

Alcatel tracking stock (O) (Optronics division)
Basic earnings per share	(2.07)	0.32
Diluted earnings per share	(2.07)	0.32

Note 3
Information by business segment and by geographical area

a)	Information by business segment

     The tables below break down information by business segment:

—	Carrier networking: networking and internetworking activities ranging from wireline and wireless access to switching and routing functions in carrier networks, networking implementation and design.

—	Optics: terrestrial and submarine transmission, optronics, optical fiber.

—	E-business: PBX, corporate networking.

—	Space and Components: mobile components, power systems and mechanical components for telecom systems, satellites, batteries.

—	Other: includes miscellaneous businesses outside Alcatel’s core business, such as corporate purchasing, reinsurance and banking activities and corporate expenses. None of these activities meets sufficient quantitative criteria to be disclosed as reportable segments.

     The reporting segment follows the same accounting policies used for the company’s consolidated financial statements and described in the summary of significant accounting policies. Profit and loss for each reportable segment is measured using “income from operations”.

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

1)	Net sales

	Six months ended June 30,

		2001 on a
	2002	like basis

	(in millions of euros)

Carrier Networking	4,054	5,782
Optics	2,059	3,897
E-business	1,194	1,108
Space and Components	1,450	1,860
Other and eliminations	(226)	(493)

Total Group	8,531	12,154

2)	Income (loss) from operations

	Six months ended June 30,

		2001 on a
	2002	like basis

	(in millions of euros)

Carrier Networking	(95)	40
Optics	(329)	406
E-business	(46)	(309)
Space and Components	46	124
Other and eliminations	(96)	35

Total Group	(520)	296

     For 2001 and 2002, due to their unusual amounts, reserves on assets (mainly reserves for receivables), and costs linked to the cessation or disposal of activities have been reclassified under the line “other income and expenses” (see Note 6).

b)	Information by geographical segment

			Rest of		United States	Rest of
	France	Germany	Europe	Asia	of America	world	Consolidated

	(in millions of euros)

June 30, 2002
Net sales
- by subsidiary location	2,951	808	1,682	805	1,517	768	8,531
- by geographical market	1,165	666	2,318	1,510	1,497	1,375	8,531
June 30, 2001 on a like basis
Net sales
- by subsidiary location	3,563	1,053	2,311	889	2,833	1,505	12,154
- by geographical market	1,804	825	2,993	1,551	2,670	2,311	12,154

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

Note 4
Financial income (loss)

	Six months ended June 30,

	2002	2001

	(in millions of euros)

Net interest (expense) income	(86)	(130)
Dividends	9	27
Provisions for depreciation of investments(a)	(184)	(984)
Net exchange gain (loss)	(55)	(92)
Financial component of the pension costs	(26)	(12)
Other financial items (net)	(20)	16

Financial income (loss)	(362)	(1,175)

(a)	of which : — €(80) million of depreciation concerning the assets held on the Globalstar activities for the first half 2001.

•	€(118) and (18) million, respectively, for reserves to cover guarantees and customers credits for the first half 2002 and the first half 2001.

•	€(820) million of reserve taken in conjunction with financial investments for the first half 2001.

Note 5
Equity affiliates and discontinued operations

	Six months ended June 30

Income statement	2002	2001

	(in millions of euros)

Share in net income of equity affiliates*	(87)	1
Income of discontinued or disposed operations	(32)	—

Total	(119)	1

*	For the first half 2002, €(79) million related to the actual share in net income of Thales since an estimated figure had been included in the 2001 full year results. From January 1, 2002, share in net income of Thales is taken into account only after the publication of their financial statements.

	Six months ended June 30

Balance sheet	2002	2001

	(in millions of euros)

Share in net assets of equity affiliates	717	1,076
Assets and liabilities of discontinued operations, net**	—	—

Total	717	1,076

**	Discontinued operations are described in note 2.

     The income statement of discontinued or disposed operations for the first half 2002 is as follows:

Six months ended
June 30, 2002

(in millions of euros)

Net sales	318
Costs of sales	(257)
Gross margin	61
Administrative and selling expenses	(82)
Income (loss) from operations	(21)

Net income (loss)	(32)

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

Note 6
Other revenue (expense)

	Six months ended June 30,

	2002	2001

	(in millions of euros)
Net capital gains on disposal of tangible assets	(30)	24
Net capital gains on disposal of shares*	226	557

Net capital gains on disposal of fixed assets	196	581

Write off of trade receivables and inventories**	(459)	(76)
Write off of other assets	(92)	(21)
Cost linked to the termination or disposal of activities ***	(9)	(85)
Other financial revenue (expense)	(10)	(90)
Other	(129)	(87)

Other revenue (expense)	(699)	(359)

Total	(503)	222

* of which:
– disposal of Alstom shares	—	1,122
– disposal of Vivendi, Société Générale, Thales and Thomson Multimedia shares	24	73
– Nexans securities		(637)
– disposal of Mietec shares	229	—
– miscellaneous	(27)	(1)
** of which:
– related to the Carrier networking segment	(10)	(76)
– related to the Optic segment	(449)	—
*** of which:
– write off on acquired technologies	(9)	(74)
– miscellaneous	—	(11)

Note 7
Income tax (benefit) charge

	Six months ended June 30,

	2002	2001

	(in millions of euros)
Current income tax (benefit) charge	(314)	163
Deferred income tax charge (credit), net	148	(808)

Income tax (benefit) charge	(166)	(645)

Due to the decision taken to carry-back tax losses, mainly in France, a current income tax profit has been recorded during the first half 2002 (see Note 13).

Due to income expectations and local tax regulations, in the second quarter 2002 the Group extended the scope of countries where deferred tax assets are no longer recorded.

Note 8
Earnings per share

     The number of shares and share equivalents taken into account for basic earnings per share and diluted earnings per share are calculated in accordance with U.S. generally accepted accounting principles.

     Basic earnings per share is computed on the basis of the weighted average number of shares issued after deduction of the weighted average number of shares owned by consolidated subsidiaries. Regarding the Newbridge acquisition, the entire issuance of Alcatel shares is taken into account for the

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

net income calculation by share (assumes all Alcatel class A ADS are issued for exchangeable shares within five years).

     Diluted earning per share takes into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by consolidated subsidiaries. Net income is adjusted for after net tax interest expense of related convertible bonds. The dilutive effect of stock option plans is calculated using the treasury stock method.

     Basic and diluted earning per share are computed for each category of share:

•	ordinary shares: class A
•	Alcatel Optronics tracking shares : class O

     Earnings per class O share is computed by dividing the product of (i) earnings or losses of the Optronics Division and (ii) the percentage of economic interest in the Optronics Division, by the weighted average number of class O shares and share equivalents if any outstanding during the period.

     The percentage of economic interest in the Optronics Division is represented by a fraction, the numerator of which is the number of shares outstanding and the denominator of which is the number of notional shares deemed outstanding. On the date on which the Class O shares were issued the percentage was 17.39.

     The economic interest (the tracked percentage) for first half 2001 amounted to 16.81%.

     Due to the acquisition of Kymata Ltd in a stock-for-stock transaction by the Optronics division in September 2001, the economic interest was adjusted. The total number of notional O shares deemed outstanding increased:

•	by the number of new O shares issued, i.e. 9,015,000 shares, and
•	by the O share equivalents of the class A shares issued (2,200,000), computed on the basis of O and A shares issuing prices (O share: € 6.9060 and class A share: € 14.7750), i.e. 4,706,777 O share equivalents.

     After the transaction, the total number of notional O shares deemed outstanding represented 108,596,777 shares.

     During the first half 2002, 100 class O shares were issued.

     The economic interest (the tracked percentage) for first half 2002 amounts to 23.5% (25,515,100 / 108,596,877). The non-tracked percentage amounts to 76.5%.

     The earnings per share for class A shares is computed by deducting from the total net consolidated income, the part of income allocated to class O shares.

     The following tables present a reconciliation of the basic earnings per share and the diluted earnings per share for each period disclosed:

	Class A share			Class O share

Six months ended	Net income			Net income
June 30, 2002	(in million of euros)	Number of shares	Per share amount	(in million of euros)	Number of shares	Per share amount

Basic earnings per share	(2,221)	1,155,644,738	€ (1.92)	(52.8)	25,503,396	€ (2.07)
Stock option plans	—	—	—	—	—	—

Diluted earnings per share	(2,221)	1,155,644,738	€ (1.92)	(52.8)	25,503,396	€ (2.07)

Class A share:

The earnings per share computation takes into account that the consolidated subsidiaries owned 63,925,410 shares and no share equivalents.

Class O share:

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

The earnings per share computation takes into account that the consolidated subsidiaries owned 11,655 shares and no share equivalents.

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

	Class A share			Class O share

Six months ended	Net income			Net income
June 30, 2001	(in millions of euros)	Number of shares	Per share amount	(in millions of euros)	Number of shares	Per share amount

Basic earnings per share	(2,912)	1,136,951,460	€(2.56)	5.2	16,367,425	€0.32

Diluted earnings per share	(2,912)	1,136,951,460	€(2.56)	5.2	16,367,425	€0.32

Class A share:

The earnings per share computation takes into account that the consolidated subsidiaries owned 75,771,710 shares and no share equivalents.

Class O share:

The earnings per share computation takes into account that the consolidated subsidiaries owned 132,575 shares and no share equivalents.

Note 9
Goodwill, net

				December 31,
Acquisitions	June 30, 2002			2001

	Gross	Cumulative
	value	amortization	Net	Net

		(in millions of euros)
CFA *	3,614	(2,180)	1,434	1,525
Telettra	1,703	(1,258)	445	466
“Optical fibers” and “submarine” activities	328	(107)	221	230
Alcatel Submarine Networks Tel	927	(754)	173	187
Alcatel Network Systems Inc.	668	(471)	197	235
Alcatel Space	1,148	(149)	999	1,027
Thales (ex Thomson-CSF)	427	(95)	332	343
Xylan / Packet Engine	1,485	(964)	521	610
Assured Access	301	(301)	—	—
Internet Devices	137	(137)	—	—
Innovative Fibers	126	(126)	—	56
Others	1,091	(571)	520	578

Total	11,955	(7,113)	4,842	5,257

*	The goodwill mentioned under the line CFA, corresponds to the buy-back of the activities of ITT Corporation’s subsidiaries in the 1990s.

     The acquisition of Astral Point during the first half 2002 was financed with a capital increase, which is why€ 156 million, representing the difference between the acquisition price and the corresponding net value of the assets and liabilities, was charged to equity.

     The acquisition of Kymata in September 2001 was financed with a capital increase, which is why€ 76 million, representing the difference between the acquisition price and the corresponding net value of the assets and liabilities, was charged to equity.

     Goodwill of € 632 million on Alcatel Space was booked due to the acquisition, in July 2001, by Alcatel of the 49% stake in Alcatel Space held by Thales. The disposal of Thales shares in payment of the buy-back of the minority interest in Alcatel Space implied a reduction of the gross value of the goodwill on Thales of € 305 million.

     In November 2001, the disposal of 7 million Thales shares implied a decrease of the goodwill of€ 126 million.

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

     An exceptional write-off of goodwill was booked during the second quarter 2001 relating to the goodwill of Xylan/Packet Engine, Assured Access and Internet Devices (€ 848 million, € 297 million and € 136 million respectively).

     An exceptional write-off of goodwill of € 70 million was booked for the fourth quarter 2001 and € 53 million for the second quarter 2002 relating to the goodwill of Innovative Fibers.

Note 10
Shareholders’ equity

Dividends

     The annual shareholders’ meeting of April 18, 2002 set the net dividend per A share at € 0.16 before tax credit and at € 0.10 per O share before tax credit. Dividends were paid on April 23, 2002.

Note 11
Other reserves

a)   Balance at closing

	June 30,	December 31,
	2002	2001

	(in millions of euros)
Reserves for product sales	1,689	1,818
Reserves for restructuring	929	1,113
Other reserves	1,339	1,223

Total	3,957	4,154

     Reserves for product sales relate primarily to warranties, contract losses and penalties relating to commercial contracts.

b)   Evolution during the first half 2002

					Change in
					consolidated
	31/12/01	Appropriation	Used	Reversals	companies	Other	30/06/02

	(in millions of euros)
Reserves for product sales	1,818	498	(302)	(220)	(47)	(58)	1,689
Reserves for restructuring	1,113	448	(466)	(13)	(39)	(115)	929
Other reserves	1,223	321	(139)	(50)	26	(41)	1,339

Total	4,154	1,267	(907)	(283)	(60)	(214)	3,957

Effect on the profit & loss statement :
– income from operations		(468)	331	220
– financial income		(141)	89	15
– restructuring costs		(448)	466	13
– other revenue (expense)		(210)	10	31
– taxes		—	11	4

Total		(1,267)	907	283

c)   Analysis of reserves for restructuring

	June 30,	December 31,
	2002	2001

	(in millions of euros)
Opening balance	1,113	442
Expensed during period	(466)	(665)
New plans and adjustments to previous estimates*	435	1,389
Effect of acquisition (disposal) of consolidated subsidiaries	(39)	(62)

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

	June 30,	December 31,
	2002	2001

	(in millions of euros)
Currency translation adjustments and others	(114)	9
Closing balance	929	1,113

*	The effect of new plans and adjustments to previous estimates as well as reserves on assets relating to these plans are taken into account in the restructuring costs.

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

     For 2001, appropriation of restructuring reserves concern mainly:

•	Costs relating to outsourcing of Alcatel’s GSM handsets to Flextronics (the € (87) million receivable as of December 31, 2001 from disposal of inventories to Flextronics is registered under the line “other accounts receivables”).

•	Costs linked to restructuring in the U.S., of which severance costs and asset write-offs.

•	Closing costs of the factory of Saft in Tijuana, Mexico.

•	Costs relating to the announced reorganizations in the optics activities.

•	Costs linked to restructuring in European activities.

     For the first half 2002, appropriation of restructuring reserves concern mainly:

•	Costs linked to the continuation of restructuring in the U.S (carrier networking activities).

•	Costs linked to the continuation of layoffs in European activities (carrier networking activities).

•	Costs linked to restructuring in optics activities, mainly optronics and optical fiber.

Note 12
Financial debt

a)   Other bonds and notes

     The main changes for 2001 are as follows:

•	Issuance by Alcatel, on December 7, 2001, of € 1.2 billion in bonds at a 7% fixed rate and maturing on December 7, 2006.

•	Issuance by Alcatel, on December 3, 2001, of an additional section of € 120 million to the € 1 billion bonds issued in February 1999, bearing interest at a fixed rate of 4.375% and maturing on February 17, 2009.

•	Issuance of 40 million (Singapore dollars) in bonds (€ 25 million) bearing interest at a 4% rate and maturing in October 11, 2004.

•	Repayment, on October 31, 2001, of Yen 2 billion (€ 18 million) on the Yen 30 billion bonds (€ 280 million) issued by Alcatel in March 2000 and maturing on March 20, 2002.

•	Repayment, on December 20, 2001, of € 285 million on € 600 million in bonds with a floating rate (Eonia + 24 basis points) issued by Alcatel in June 20, 2000 and maturing on June 20, 2002.

     During the first half 2002, Alcatel repaid the two following bonds at their maturity dates:

•	repayment on March 20, 2002, of the residual Yen 28 billion (€ 243 million) on the initial Yen 30 billion bond issued by Alcatel in March 2000,

•	repayment on June 20, 2002, of the residual € 315 million on € 600 million in bonds with a floating rate issued by Alcatel in June 2000.

b)   Effect of the long term debt downgrade of the Group

     The impact of the rating downgrade, which took place on July 9, 2002 (Moody’s) and July 12, 2002 (Standard & Poor’s), would be limited since rating trigger clauses contained in previous loan back-up lines were removed in April and May 2002, when a new credit facility and the renewal of the SVF Trust Program were negotiated.

     A long term debt rating downgrade could only have a potential impact on two guarantees extended in 1998 and 2001 to bank pools in order to secure customer financing for € 215 million (see note 13-a). A downgrade could require Alcatel to become the new lender for outstanding loans and future drawdowns made by the customers, up to € 215 million, which is the maximum amount of the guaranty. Alcatel plans to enter into negotiations in order to avoid such an impact.

Note 13
Disclosure related to off balance sheet commitments

a)   Off balance sheet commitments

     Off-balance sheet commitments of Alcatel Group are primarily as follows:

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

•	certain commitments given to customers for the value of the contract (contract performance bonds, guarantees on advances received etc);

•	maximum intra-day bank overdraft allowed by Group subsidiaries under cash pooling agreement;

•	guarantees given under securitization programs or sale of receivables (See description below);

•	guarantees given to banking establishments to secure customer financing (€ 215 million as of June 30, 2002).

     Alcatel does not rely on special purpose entities to deconsolidate risks.

b)   SVF trust program

     In 1999, Alcatel entered into a securitization agreement to arrange for the sale, on a revolving basis, of vendor financing loans to a U.S. independent entity “SVF 1999 — A trust”. This agreement was amended and restated in June 2000 and further amended in May 2002.

     The main provisions of the newly amended program are as follows:

•	Alcatel has the right to sell some vendor finance receivables and commitments to the program for a period of two years from 14 May, 2002 on a revolving basis. The program is expected to be fully repaid at the end of the fifth year from 14 May, 2002. 60% of the program is scheduled to amortize ratably during the third, fourth and fifth years. To the extent that the actual amortization is less than the scheduled amortization Alcatel will guarantee the difference.

•	The program is supported by a syndicate of banks which provide a backstop liquidity facility on a 364 day basis. Non-renewal of the liquidity facility would terminate the ability of Alcatel to sell receivables into the program. However in the event that the banks do not elect to renew the facility, Alcatel has the right to draw down the full amount of the facility to ensure the continuation of the program, which would result in an increased cost of funds.

•	The maximum funding available to Alcatel from the sale of receivables is USD 1,173.5 million.

•	Alcatel provides credit support to the program in the form of over-collateralisation and certain guarantees. The required level of over-collateralisation was 10 % at the end of June 2002. Due to the downgrading of Alcatel’s long term debt at the beginning of July, the over-collateralisation will be 15% in the future, which means that Alcatel will receive 85% of the face value of the receivables which it sells in cash and the remaining 15% is represented by a fully subordinated receivable due from the program. Prior to May 14, 2002 there was no requirement to provide over-collateralisation. The transition from the 100% funding level to the 85% funding level is required to be completed by 23 August 2002, otherwise, the revolving period of the program will end on such date. The transition may be achieved either by selling additional receivables at a maximum advance rate of 60% or by making a cash deposit to the program, which would constitute a fully subordinated receivable.

•	The program provides for various Alcatel guarantees, the principal ones being:

—	A first loss guarantee up to 30% of the funded portion of the program,

—	Two portfolio diversification guarantees. Alcatel’s guarantee will exceed the above 30% first loss guarantee to the extent that the portfolio of assets does not comply with stated diversification criteria. Non compliance entails a general pool guarantee. As an alternative to including non-compliant receivables in the calculation of this general pool guarantee, Alcatel has the option to elect to guarantee up to 100% of specific receivables. These guarantees only come into force at the end of the revolving period of the program or at an earlier termination event.

—	A political risk guarantee which covers all receivables, with some exceptions, for up to 100% of principal and interest, in case of political risks including expropriation, political violence, inconvertibility and transfer risks;

—	Other specific guarantees concerning for instance currency risks (if receivables are not denominated in USD) amortization guarantee of the program or completion risks.

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

•	The program provides for certain early termination events. These include a breach of financial covenants. The financial covenants in question are identical to those defined in Alcatel’s € 2.1 billion syndicated bank facility entered into April 2002. These covenants will be tested quarterly. Upon the occurrence of an early termination event, Alcatel is required to monetize its various guarantees within three days.

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

     Summarized balance sheet of SVF Trust as of June 30, 2002 (in USD million):

Outstanding principal amount of receivables	1,060	Deferred purchase price Trust A Notes Certificates of Beneficial interest	48 969 43

Total assets	1,060	Total liabilities and beneficiary equity	1,060

     Alcatel Group does not own any interest in this Trust. Securitization of receivables amount as of June 30, 2002, USD 1,060 million (USD 700 million as of December 31, 2001 and USD 383 million as of June 30, 2001).

     The deferred payment representing the difference between the face value of the receivables sold and the funded amount received from the Trust is accounted for in other financial assets in Alcatel’s consolidated financial statements and amounts to USD 48 million as of June 30, 2002.

c)   Securitization of financial receivables

     On May 31, 2002, Alcatel signed a € 480 million securitization program (the “Securitization”) for the sale of financial receivables related to mobile infrastructure contracts to a multi-seller asset-backed commercial paper conduit vehicle sponsored by a financial institution.

     Alcatel is a risk participant (the “Alcatel Risk Participation”) for up to 39.7% of the aggregate amount of receivables sold on a pari passu basis with the other risk participants. As customary for a transaction of this nature, Alcatel has also provided third party and a product liability indemnities, each capped at € 500 million.

     As of today, Alcatel has sold under the Securitization an aggregate of € 150 million of eligible receivables, and under the Alcatel Risk Participation, Alcatel covers € 50 million of such amount.

d)   Sale of carry-back receivable

     In May 2002, Alcatel sold to a credit institution a carry-back receivable with a face value of € 200 million resulting from the choice to carry-back tax losses from prior years. The cash received from this sale amounts to € 149 million, corresponding to the discounted value of this receivable that matures in five years. The difference between the net cash proceeds and the nominal value is recorded over the five year period as a financial expense. It represents a financial expense of € 1.2 million as of June 30, 2002.

     Alcatel is required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the receivable sold. The sale will be retroactively cancelled if future law or regulations would result in a substantial change in the rights attached to the receivable sold.

Note 14
Contingencies

     Independent of a certain number of legal proceedings incidental to the normal conduct of its business, which management does not believe to represent significant costs for the Group, Alcatel is involved in the following legal proceedings for which Alcatel has determined that no reserves are required in its financial statements.

France Telecom

     Since 1993, a legal investigation has been ongoing concerning “overbillings” which are alleged to have been committed at Alcatel CIT to the detriment of its principal client, France Telecom, based on an audit of production costs conducted for the first time in 1989 in the Transmission division, and the second time in 1992 in the Switching division.

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

     While the issue relating to the Transmission division resulted in the signature of a settlement agreement with France Telecom, the latter, however, filed a civil complaint with the investigating Magistrate regarding the switching activity without quantifying the amount of the alleged damages.

     In April 1999, the Group learned that the investigation had been extended to determine whether corporate funds of Alcatel CIT and Alcatel were misused. Both Alcatel CIT and Alcatel have filed civil complaints to preserve their rights in this respect.

     In January 2000, the investigating magistrate declared his investigation closed (it is unclear whether wholly or partially) and several motions challenging the investigation’s procedural validity were filed with the Paris Court of Appeals which rendered a decision dated December 12, 2001. On the one hand the Court of Appeals ruled that certain portions of some investigation’s papers have to be suppressed, on the other hand it rejected the major part of the motions. On May 29, 2002, the Cour de Cassation, Chambre Criminelle, rejected the “pourvois”, or appeals, against this decision. The investigating magistrate should close his investigation in the coming months.

DSC

     In connection with the fall in the share price which followed the announcement on September 17, 1998 of the results of the first six months of 1998, several purported class action lawsuits (the “Actions”) were filed against Alcatel and certain of its officers and directors, and subsequently consolidated in the United States District Court for the Eastern District of Texas, challenging the accuracy of certain public disclosures made by Alcatel regarding its financial condition during the first nine months of 1998.

     The Actions purported to be brought on behalf of two classes consisting of persons who (i) acquired Alcatel American Depository Shares (ADSs) in connection with Alcatel’s acquisition of DSC Communications Corporation in September 1998 and (ii) purchased Alcatel ADSs between March 19, 1998 through September 17, 1998, or acquired call and put options on Alcatel ADSs between March 19, 1998 and September 17, 1998.

     The claims of first group of plaintiffs were partially dismissed by the court on November 18, 1999. As for the remainder of their complaint, a settlement in which Alcatel and the officers and directors involved in the lawsuit made no admission of wrongdoing or liability was approved by the court on December 18, 2001.

     The court dismissed the complaint of the second group of plaintiffs who acquired ADSs and call and put options between March 19, 1998 and September 17, 1998. On or about May 13, 2002, the United States Court of Appeals of the Fifth Circuit affirmed the dismissal. In the event that these plaintiffs seek a writ of certiorari from the United States Supreme Court, Alcatel intends to continue to vigorously defend the action.

Class A and Class O shareholders

     Several purported class action lawsuits have been filed since May 2002 against Alcatel and certain of its officers and directors challenging the accuracy of certain public disclosures that were made in the prospectus for the initial public offering for Alcatel Class O shares and in other public statements regarding market demand for Optronics Division products. These actions assert various claims under the federal securities laws and seek damages in unspecified amounts.

     The actions purport to be brought on behalf of classes consisting of persons who (i) acquired Alcatel Class O shares in or traceable to the initial public offering of the American Depositary Shares conducted by Alcatel in October 2000, and (ii) all persons who purchased Alcatel Class A and Class O shares in the form of ADSs between October 20, 2000 and May 29, 2001.

     The actions have been filed in United States District Court, Southern District of New York, and were consolidated by order of the Court on or about September 19, 2002. Alcatel intends to defend the actions vigorously and denies any liability or wrongdoing with respect to this litigation.

     Although it is not possible at this stage of these three cases to predict the outcome with certainty Alcatel does not believe that the ultimate outcome of these proceedings will have a material adverse

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

effect on its consolidated financial position. Alcatel is not aware of any other exceptional circumstances or proceedings that would or may have a significant effect on the activity, the financial position or the assets of Alcatel or the Alcatel Group.

Note 15
Subsequent events

     Alcatel’s short term and long term debt rating was downgraded from Baa2 to Ba1 by Moody’s on July 9, 2002 and from BBB to BB+ by Standard & Poors on July 12, 2002 for its long term debt. This will result in increased financial cost and restricted access to the capital markets. Other effects relating to this downgrade are commented in notes 12b) and 13.

Note 16
Consolidating financial information

     As authorized by the shareholders of Alcatel, the board of directors issued, for the first time on October 20, 2000, Alcatel Class O shares. The dividends paid on these Alcatel Class O shares will be based on the separate performance of the Optronics division of Alcatel.

     The accompanying combined financial statements include the amounts of the following subsidiaries of Alcatel engaged in the Optronics business:

•	Alcatel Optronics France, a French incorporated company and wholly-owned subsidiary of Alcatel;

•	Alcatel Optronics USA Inc, a U.S. incorporated company and wholly-owned subsidiary of Alcatel which was created on June 30, 2000 and received as a contribution a business division of Alcatel USA Inc., a U.S. incorporated company, and a business division of Alcatel ITS, a U.S. incorporated company.

•	Alcatel Optronics Canada (ex Innovative Fibers), a Canadian company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on August 1st, 2000 .

•	Alcatel Optronics UK (ex Kymata), a U.K. company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on September 21, 2001 and its wholly-owned subsidiary Alcatel Optronics Netherlands, until June 28, 2002, date of the sale of this subsidiary to its management.

     Alcatel prepares separate financial statements of the Optronics division. In addition, Alcatel also prepares consolidating financial information that depicts in separate columns the financial position, results of operations and cash-flows of the Optronics division and of Alcatel excluding the Optronics division with a separate column reflecting eliminating adjustments. Such statements also highlight intergroup allocations of common expenses and related party transactions in separate line items.

     For each group, Alcatel attributes assets, liabilities, equity, revenue and expenses, except common services, based on specific identification of the subsidiaries that are included in each group.

     The combined financial statements are issued based on historical financial information and actual cost allocations between the Optronics Division and the Alcatel Group without the Optronics Division. The combined financial statements give effect to the Basic Intercompany Agreement only from the effective date of the agreement. Any difference that the agreement may have had on the combined financial statements, had it been signed during the periods presented, are immaterial.

     The analysis described below outlines the key elements of the “Basic Intercompany Agreement” and the allocation methodology.

     For common expenses, Alcatel used other methods and criteria that Alcatel believes are fair and provide a reasonable allocation of the cost of common services used by the groups :

Cash management and allocation policies

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

     The capital structure of the Optronics division:

•	has been based on the current capital structure and financial position of Alcatel Optronics France, and existing cash, debt balances and transactions have been maintained,

•	for Alcatel Optronics USA, any cash transaction has been recorded as an increase or reduction of funds allocated by Alcatel; accordingly, no interest expense or income has been reflected for this entity until June 30, 2000. This is consistent with its initial debt-free financial position at its creation at the end of June 2000. From July 1, 2000, Alcatel Optronics USA has its own treasury and records the corresponding financial interests.

     Changes in the net worth of the Optronics division represent net transfers to or from Alcatel and give effect to the net income or loss of the Optronics division attributable to Alcatel during the period. For Alcatel Optronics France, changes in the total net worth of the division also reflect the capital contribution and distribution of dividends that took place within Alcatel.

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

Costs of sales

     Allocated expenses within this caption include costs for use of facilities, information technology, human resources and property taxes. These costs were allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate the costs among the various businesses. Allocation criteria include square footage for facilities, number of connections for the information technology, headcount for the human resources and the amount of fixed assets and inventories for property taxes.

     Following the signature of the “Basic Intercompany Agreement” and the creation of Alcatel Optronics USA, the reinvoicing of the Optronics Division was agreed in specific agreements with Alcatel Sourcing L.P. following the allocation criteria described above.

Administrative & selling expenses

     Allocated expenses within this caption include costs for use of legal, accounting, administrative, tax, communication and intellectual property services of Alcatel which were allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate the costs among the various businesses generally based on turnover.

Research and development

     Research & Development activities carried out by Alcatel related to the Optronics business and used by the Optronics division have been allocated to the Optronics division, net of any funding already recorded by the Optronics division to the Alcatel Research Center.

     According to the “Basic Intercompany Agreement”, Optronics shall pay to Alcatel a fixed amount of € 6.1 million per year until 2001 at the earliest, for short- and medium-term R&D projects. Furthermore, and starting from year 2001, Optronics shall repay to Alcatel a sum amounting to 1% of its net revenues less cost of goods sold related to those goods, and more specifically components, bought by Optronics from other Alcatel subsidiaries in the course on long-term R&D projects.

Income tax

     Income tax of each of the combined entities has been determined as if they were separate entities and reflects tax credits associated with losses attributable to the entities of the Optronics division.

Eliminations between Alcatel excluding the Optronics division and the Optronics division

•	Inter-group transactions have been eliminated, including sales, purchases and other services. Margin in inventories of Optronics division’s products held by Alcatel entities outside the Optronics division has been eliminated.

•	Inter-group balances have been eliminated including receivables, payables and other balances resulting from inter-group transactions.

•	Inter-group cash flows have been eliminated including financing flows and dividends paid by entities of the Optronics division to Alcatel.

1) Consolidating income statements as of June 30, 2002

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
External	8,510.4	20.6	—	8,531.0
Inter-group transactions	14.6	39.9	(54.5)	—
Net sales	8,525.0	60.5	(54.5)	8,531.0

External	(6,270.8)	(93.2)	—	(6,364.0)
Inter-group allocated expenses	1.4	(1.4)	—	—
Inter-group transactions	(37.9)	(16.6)	54.5	—

Cost of sales	(6,307.3)	(111.2)	54.5	(6,364.0)

Gross margin	2,217.7	50.7	—	2,167.0

External	(1,533.9)	(12.1)	—	(1,546.0)
Inter-group allocated expenses	2.1	(2.1)	—	—
Inter-group transactions	4.1	(4.1)	—	—

Administrative and selling expenses	(1,527.7)	(18.3)	—	(1,546.0)
External	(1,119.4)	(21.6)	—	(1,141.0)
Inter-group allocated expenses	3.0	(3.0)	—	—

Research & Development expenses	(1,116.4)	(24.6)	—	(1,141.0)

Income (loss) from operations	(426.4)	(93.6)	—	(520.0)

External	(361.3)	(0.7)	—	(362.0)
Inter-group allocated expenses	3.6	(3.6)	—	—
Inter-group transactions	0.6	(0.6)	—	—

Financial income (loss)	(357.1)	(4.9)	—	(362.0)
Restructuring costs	(581.0)	(62.0)	—	(643.0)
Other revenue (expenses)	(495.0)	(8.0)	—	(503.0)
Income (loss) before amortization of goodwill and taxes	(1,859.5)	(168.5)	—	(2,028.0)

External	166.0	—	—	166.0
Inter-group transactions	(0.1)	0.1	—	—

Income tax	165.9	0.1	—	166.0
Share in net income of equity affiliates	(119.0)	—	—	(119.0)
Consolidated net income (loss) before amortization of goodwill	(1,812.6)	(168.4)	—	(1,981.0)

Amortization of goodwill	(233.7)	(56.3)	—	(290.0)
Minority interests	(3.0)	—	—	(3.0)

Net income (loss)	(2,049.3)	(224.7)	—	(2,274.0)

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

2) Consolidating balance sheet as of June 30, 2002

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Goodwill, net	4,842.0	—	—	4,842.0
Other intangible assets, net	429.3	2.7	—	432.0

Intangible assets, net	5,271.3	2.7	—	5,274.0
External	8,372.0	322.0	—	8,694.0
Inter-group allocations	—	—	—	—
Inter-group transactions	(35.6)	35.6	—	—

Total property, plant and equipment	8,336.4	357.6	—	8,694.0
External	(5,190.1)	(145.9)	—	(5,336.0)
Inter-group allocations	—	—		—
Inter-group transactions	9.9	(9.9)	—	—

Less total accumulated depreciation	(5,180.2)	(155.8)	—	(5,336.0)

Property, plant and equipment, net	3,156.2	201.8	—	3,358.0

Share in net assets of equity affiliates	717.0	—	—	717.0
Other investments and miscellaneous, net	879.2	0.8	—	880.0

Investments	1,596.2	0.8	—	1,597.0
TOTAL FIXED ASSETS	10,023.7	205.3	—	10,229.0

Total inventories and work-in-progress, net	3,382.2	33.8	—	3,416.0
External	5,348.5	8.5	—	5,357.0
Inter-group transactions	17.2	8.0	(25.2)	—

Total trade receivables and related accounts, net	5,365.7	16.5	(25.2)	5,357.0

				5,134.0
External	5,084.7	49.3	—	—
Inter-group transactions	—	—	—	—

Other accounts receivable	5,084.7	49.3	—	5,134.0

Accounts receivable, net	10,450.4	65.8	(25.2)	10,491.0
Cash Pooling — Alcatel current account	(7.5)	7.5	—	—
Marketable securities, net	297.0	—	—	297.0
Cash	4,506.8	1.2	—	4,508.0

Cash and cash equivalents	4,796.3	8.7	—	4,805.0

TOTAL CURRENT ASSETS	16,628.9	108.3	(25.2)	18,712.0

Total assets	28,652.6	313.6	(25.2)	28,941.0

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
NET WORTH OF THE DIVISION/SHAREHOLDERS EQUITY	7,584.2	5.8	—	7,590.0
Minority interests	122.0	—	—	122.0
Accrued pension and retirement obligations	1,039.4	2.6	—	1,042.0
Other reserves	3,921.1	35.9	—	3,957.0

TOTAL RESERVES FOR LIABILITIES AND CHARGES	4,960.5	38.5	—	4,999.0
Bonds and notes issued	5,411.0	—	—	5,411.0
Cash pooling — Alcatel current account	(167.5)	167.5	—	—
External	654.8	3.2	—	658.0
Inter-group transactions	(26.4)	26.4	—	—

Other borrowings	628.4	29.6	—	658.0

TOTAL FINANCIAL DEBT	5,871.9	197.1	—	6,069.0
External	1,506.9	0.1	—	1,507.0
Inter-group transactions	—	—	—	—

Advances from customers	1,506.9	0.1	—	1,507.0
External	4,169.2	27.8	—	4,197.0
Inter-group transactions	8.0	17.2	(25.2)	—

Trade payables and related accounts	4,177.2	45.0	(25.2)	4,197.0
Debt linked to the bank activity	635.0	—	—	635.0
External	3,794.9	27.1	—	3,822.0
Inter-group transactions	—	—	—	—

Other payables	3,794.9	27.1	—	3,822.0

TOTAL OTHER LIABILITIES	10,114.0	72.2	(25.2)	10,161.0

Total liabilities and net worth of the division	28,652.6	313.6	(25.2)	28,941.0

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

3) Consolidating statement of cash flows as of June 30, 2002

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Cash flows from operating activities
Net income	(2,049.3)	(224.7)	—	(2,274.0)
Minority interests	3.0	—	—	3.0
Adjustments to reconcile income to net cash provided by operating activities:
- Depreciation and amortization, net	709.6	131.4	—	841.0
External	711.6	129.4	—	841.0
Inter-group transactions	(2.0)	2.0	—	—
- Changes in reserves for pension obligations, net	9.0	—	—	9.0
- Changes in other reserves, net	697.7	(42.7)	—	655.0
- Net (gain) loss on disposal of non-current assets	(205.3)	9.3	—	(196.0)
- Share in net income of equity affiliates	148.0	—	—	148.0

Net cash provided (used) by operating activities before changes in working capital	(687.3)	(126.7)	—	(814.0)

Net change in current assets and liabilities:
- Decrease (increase) in accounts receivable	3,099.4	122.7	(67.1)	3,155.0
External	3,073.9	81.1	—	3,155.0
Inter-group transactions	25.5	41.6	(67.1)	—
- Decrease (increase) in inventories	844.3	68.7	—	913.0
- Increase (decrease) in accounts payable and accrued expenses	(2,097.5)	(56.6)	67.1	(2,087.0)
External	(2,055.9)	(31.1)	—	(2,087.0)
Inter-group transactions	(41.6)	(25.5)	67.1	—

Net cash provided by operating activities	1,158.9	8.1	—	1,167.0

Cash flows from investing activities
Proceeds from disposal of fixed assets	181.1	0.9	—	182.0
Capital expenditures	(284.4)	(15.6)	—	(300.0)
External	(290.5)	(9.5)	—	(300.0)
Inter-group transactions	6.1	(6.1)	—	—
Decrease (increase) in loans	81.0	—	—	81.0
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(127.9)	(0.1)	—	(128.0)
External	(128.0)	—	—	(128.0)
Inter-group transactions	0.1	(0.1)	—	—
Cash proceeds from sale of previously consolidated companies net of cash sold, and from sale of unconsolidated companies	283.2	1.8	—	285.0
External	283.2	1.8	—	285.0
Inter-group transactions	—	—	—	—

Net cash provided (used) by investing activities	133.0	(13.0)	—	120.0

Net cash flows after investing activities	1,291.9	(4.9)	—	1,287.0

Cash flows from financing activities
Increase (Decrease) in short-term debt	(1,237.0)	11	—	(1,226.0)
Proceeds from issuance of long-term debt	17.6	(17.6)	—	—
Proceeds from issuance of shares	8.0	—	—	8.0
External	8.0	—	—	8.0
Inter-group transactions	—	—	—	—
Funds allocated by Alcatel	(3.4)	3.4	—	—
Dividends (paid)/received	(198.1)	(2.9)	—	(201.0)
External	(201.0)	—	—	(201.0)
Inter-group transactions	2.9	(2.9)	—	—

Net cash provided (used) by financing activities	(1,412.9)	(6.1)	—	(1,419.0)

Net effect of exchange rate changes	(74.8)	(1.2)	—	(76.0)

Net increase (decrease) in cash and cash equivalents	(195.8)	(12.2)	—	(146.0)

Cash and cash equivalents at beginning of year	4,557.1	20.9	—	4,578.0

Cash and cash equivalents at end of year	4,423.3	8.7	—	4,432.0

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

4) Consolidating income statement as of June 30, 2001

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
External	12,914.8	59.6	—	12,974.4
Inter-group transactions	61.2	245.9	(307.1)	—

Net sales	12,976.0	305.5	(307.1)	12,974.4
External	(9,131.2)	(143.8)	—	(9,275.0)
Inter-group allocated expenses	0.8	(0.8)	—	—
Inter-group transactions	(242.1)	(62.2)	304.3	—

Cost of sales	(9,372.5)	(206.8)	304.3	(9,275.0)

Gross Profit	3,603.5	98.7	(2.8)	3,699.4

External	(1,974.0)	(8.0)	—	(1,982.0)
Inter-group allocated expenses	544	(5.4)	—	—
Inter-group transactions	6.4	(6.4)	—	—

Administrative and selling expenses	(1,962.2)	(19.8)	—	(1,982.0)
External	(1,472.5)	(22.8)	—	(1,495.3)
Inter-group allocated expenses	6.1	(6.1)	—	—

Research & Development expenses	(1,466.4)	(28.9)	—	(1,495.3)

Income from operations	174.9	50.0	(2.8)	222.1

External	(1,174.7)	(0.5)	—	(1,175.2)
Inter-group allocated expenses	0.1	(0.1)	—	—
Inter-group transactions	0.3	(0.3)	—	—

Financial income (loss)	(1,174.3)	(0.9)	—	(1,175.2)
Restructuring costs	(1,294.6)	—	—	(1,294.6)
Other revenue (expenses)	222.0	—	—	222.0
Income before amortization of goodwill and taxes	(2,072.0)	49.1	(2.8)	(2,025.7)

External	645.0	—	—	645.0
Inter-group transactions	13.8	(15.5)	1.7	—

Income tax	658.8	(15.5)	1.7	645.0
Share in net income of equity affiliates	1.0	—	—	1.0
Consolidated net income before amortization of goodwill	(1,412.2)	33.6	(1.1)	(1,379.7)

Amortization of goodwill	(1,550.9)	(3.4)	—	(1,554.3)
Minority interests	27.3	—	—	27.3

Net income	(2,935.8)	30.2	(1.1)	(2,906.7)

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

5) Consolidating balance sheet as of December 31, 2001

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Goodwill, net	5,198.9	58.1	—	5,257.0
Other intangible assets, net	459.9	12.1	—	472.0
Intangible assets, net	5,658.8	70.2	—	5,729.0
External	9,363.9	334.1	—	9,698.0
Inter-group allocations	—	—	—	—
Inter-group transactions	(31.4)	31.4	—	—
Total property, plant and equipment	9,332.5	365.5	—	9,698.0
External	(5,401.4)	(94.6)	—	(5,496.0)
Inter-group allocations	—	—	—	—
Inter-group transactions	8.0	(8.0)	—	—
Less total accumulated depreciation	(5,393.4)	(102.6)	—	(5,496.0)
Property, plant and equipment, net	3,939.1	262.9	—	4,202.0
Share in net assets of equity affiliates	799.0	—	—	799.0
Other investments and miscellaneous, net	1,168.2	0.8	—	1,169.0
Investments	1,967.2	0.8	—	1,968.0

TOTAL NON-CURRENT ASSETS	11,565.1	333.9	—	11,899.0

Total inventories and work-in-progress, net	4,620.6	60.4	—	4,681.0
External	8,083.0	22.0	—	8,105.0
Inter-group transactions	42.7	49.6	(92.3)	—
Total trade receivables and related accounts, net	8,125.7	71.5	(92.3)	8,105.0
External	6,726.5	124.5	—	6,851.0
Inter-group transactions	—	—	—	—
Other accounts receivable	6,726.5	124.5	—	6,851.0
Accounts receivable, net	14,852.2	196.0	(92.3)	14,956.0

Cash Pooling — Alcatel current account	(16.0)	16.0	—	—
Marketable securities, net	488.1	1.9	—	490.0
Cash	4,520.0	3.0	—	4,523.0
Cash and cash equivalents	4,992.1	20.9	—	5,013.0

TOTAL CURRENT ASSETS	24,465.0	277.3	(92.3)	24,650.0

Total assets	36,030.1	611.2	(92.3)	36,549.0

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
NET WORTH OF THE DIVISION/SHAREHOLDERS EQUITY BEFORE APPROPRIATION	9,596.4	230.6	—	9,827.0
Minority interests	219.0	—	—	219.0
Accrued pension and retirement obligations	1,117.4	2.6	—	1,120.0
Other reserves	4,116.7	37.3	—	4,154.0
TOTAL RESERVES FOR LIABILITIES AND CHARGES	5,234.1	39.9	—	5,274.0
Bonds and notes issued	5,969.0	—	—	5,969.0
Cash pooling — Alcatel current account	(159.5)	159.5	—	—
External	1,684.6	21.4	—	1,706.0
Inter-group transactions	(24.0)	24.0	—	—
Other borrowings	1,660.6	45.4	—	1,706.0
TOTAL FINANCIAL DEBT	7,470.1	204.9	—	7,675.0
External	1,692.8	0.2	—	1,693.0
Inter-group transactions	—	—	—	—
Customers’ deposits and advances	1,692.8	0.2	—	1,693.0
External	5,024.9	55.1	—	5,080.0
Inter-group transactions	49.6	42.7	(92.3)	—
Trade payables and related accounts	5,074.5	97.8	(92.3)	5,080.0
Debt linked to the bank activity	660.0	—	—	660.0
External	6,083.2	37.8	—	6,121.0
Inter-group transactions	—	—	—	—
Other payables	6,083.2	37.8	—	6,121.0

TOTAL OTHER LIABILITIES	13,510.5	135.8	(92.3)	13,554.0

Total liabilities and net worth of the division	36,030.1	611.2	(92.3)	36,549.0

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

6) Consolidating statement of cash flows for December 31, 2001

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Cash flows from operating activities
Net income	(4,824.9)	(144.3)	6.2	(4,963.0)
Minority interests	5.0	—	—	5.0
Adjustments to reconcile income to net cash provided by operating activities:
- Depreciation and amortization, net	3,088.2	127.8	—	3,216.0
External	3,090.1	125.9	—	3,216.0
Inter-group transactions	(1.9)	1.9	—	—
- Changes in reserves for pension obligations, net	40.5	0.5	—	41.0
- Changes in other reserves, net	1,878.9	116.6	5.5	2,001.0
- Net (gain) loss on disposal of non-current assets	(948.2)	5.2	—	(943.0)
- Share in net income of equity affiliates	88.0	—	—	88.0

Net cash provided (used) by operating activities before changes in working capital	(672.5)	105.8	11.7	(555.0)

Net change in current assets and liabilities:
- Decrease (increase) in accounts receivable	1,155.8	(35.9)	(2.9)	1,117.0
External	1,152.0	(35.0)	—	1,117.0
Inter-group transactions	3.8	(0.9)	(2.9)	—
- Decrease (increase) in inventories	1,220.1	(22.4)	(11.7)	1,186.0
- Increase (decrease) in accounts payable and accrued expenses	(1,131.5)	(74.4)	2.9	(1,203.0)
External	(1,132.4)	(70.6)	—	(1,203.0)
Inter-group transactions	0.9	(3.8)	2.9	—

Net cash provided (used) by operating activities	571.9	(26.9)	—	545.0

Cash flows from investing activities
Proceeds from disposal of fixed assets	181.7	0.3	—	182.0
Capital expenditures	(1,611.4)	(136.6)	—	(1,748.0)
External	(1,625.4)	(122.6)	—	(1,748.0)
Inter-group transactions	14.0	(14.0)	—	—
Decrease (increase) in loans	299.0	—	—	299.0
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(849.3)	(104.7)	211.0	(743.0)
External	(743.0)	—	—	(743.0)
Inter-group transactions	(106.3)	(104.7)	211.0	—
Cash proceeds from sale of previously consolidated companies net of cash sold, and from sale of unconsolidated companies	3,731.7	—	(104.7)	3,627.0
External	3,627.0	—	—	3,627.0
Inter-group transactions	104.7	—	(104.7)	—

Net cash provided (used) by investing activities	1,751.7.7	(241.0)	106.3	1,617.0

Net cash flows after investing activities	2,251.6	(267.9)	106.3	2,090.0

Cash flows from financing activities
Increase (Decrease) in short-term debt
Proceeds from issuance of long-term debt	(1,543.3)	142.3	—	(1,401.0)
Principal payment under capital lease obligation	1,745.1	(1.1)	—	1,744.0
Proceeds from issuance of shares	8.0	106.3	(106.3)	8.0
External	8.0	—	—	8.0
Inter-group transactions	—	106.3	(106.3)	—
Funds allocated by Alcatel	—	—	—	—
Dividends (paid)/received	(557.5)	(9.5)	—	(567.0)
External	(567.0)	—	—	(567.0)
Inter-group transactions	9.5	(9.5)	—	—

Net cash provided (used) by financing activities	(347.7)	238.0	(106.3)	(216.0)

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Net effect of exchange rate changes	5.4	1.6	—	7.0

Net increase (decrease) in cash and cash equivalents	1,981.3	(28.3)	—	1,953.0

Cash and cash equivalents at beginning of year	3,010.8	49.2	—	3,060.0

Cash and cash equivalents at end of year	4,992.1	20.9	—	5,013.0

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

Note 17
Summary of differences between accounting principles followed by the Company and U.S. GAAP

     Alcatel’s accounting policies comply with generally accepted accounting principles in France (French GAAP) (see note 1). Elements of Alcatel’s accounting policies which differ significantly from generally accepted accounting principles in the United States (U.S. GAAP) are described below:

(a) Amortization of acquisition goodwill

     In Alcatel’s unaudited interim consolidated financial statements under French GAAP, goodwill is amortized over its estimated life, not to exceed 20 years.

     Starting January 1, 2002, for the U.S. GAAP reconciliation, Alcatel adopted Statement of Financial Accounting Standards (“SFAS”) No.142 “Goodwill and Other Intangible Assets”. Goodwill is no longer amortized but rather, tested for impairment at the adoption date and on an annual basis or whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed at the reporting unit level (one level below the operating segments).

     Additionally, goodwill on equity method investments is no longer amortized, however, it is still to be tested for impairment in accordance with Accounting Principles Board Opinion No.18, “The Equity Method of Accounting for Investments in Common Stock”.

     Concerning transitional disclosure, see note 18(4).

(b) Accounting for marketable securities and marketable equity securities

     Alcatel accounts for its investments at the lower of historical cost or fair value, assessed investment by investment. Under U.S. GAAP, certain investments in equity securities are stated at fair value. Changes in fair value relating to trading securities are included in net income while those relating to available-for-sale securities are included directly in shareholders’ equity.

(c) Liability recognition for certain employee termination benefit and other costs

     Alcatel accounts for these liabilities when restructuring programs have been finalized and approved by Group management and have been announced before the closing date. The Group applies EITF 94-3, SFAS 88 and SFAS 112 for the U.S. GAAP reconciliation.

     The main difference between French and U.S. GAAP concerns the accounting method for post-employment benefits in early retirement programs. Under SFAS 112, only the benefits attributable to employees’ services already rendered have to be provided at the balance sheet date, other benefits have to be accrued over the future period from the commitment date until termination. Under French GAAP, except in certain cases, post-employment benefits relating to early retirement programs are considered attributable to past services and then provided at the commitment date.

(d) Income taxes

     From January 1, 1998, Alcatel’s accounting policies follow the recognition of deferred tax assets under U.S. GAAP. Consequently, there is no adjustment to reconcile Alcatel’s unaudited interim consolidated financial statements in French GAAP to U.S. GAAP, except for the tax effect of other adjustments and the tax on undistributed earnings on equity affiliates. No provision has been recorded for the French and foreign taxes that could result from the remittance of such undistributed earnings since the earnings are permanently reinvested and it is not practicable to estimate the amount of such taxes.

(e) Accounting for pre-existing stock option plans in business combinations

     In connection with purchase transactions, Alcatel exchanges Alcatel options for the outstanding options to purchase shares of the acquired company. Alcatel records the fair value of the outstanding options exchanged as a liability of the acquired company.

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

     Under U.S. GAAP, Alcatel credits the fair value of the options exchanged to shareholders’ equity, with the debit included as part of the cost of the acquisition.

(f) Other comprehensive income

     SFAS No. 130 “Other Comprehensive Income”, effective for financial periods beginning after December 15, 1997, requires retroactive reporting of comprehensive income and its components, displayed as prominently as other financial statements. Comprehensive income may be defined for U.S. GAAP purposes as the change in equity of a business enterprise from transactions and other events and circumstances from non-owner sources. French GAAP does not require separate disclosure of all such changes in equity during a fiscal period.

(g) Adoption of French “pooling of interests” accounting method for stock-for-stock business combinations under French GAAP

     From January 1, 1999, in connection with the change in French accounting principles, Alcatel accounted for its acquisition of DSC Communications Corporation under the French pooling of interests accounting method: assets and liabilities of DSC Communications Corporation were accounted for on a carryover basis at the date of acquisition adjusted to Alcatel’s accounting method. The difference resulting from the application of the pooling of interests accounting method remains in shareholders’ equity.

     The two stock-for-stock acquisitions made during the first half 2000, Genesys Telecommunications Laboratories and Newbridge Networks Corporation, the stock-for-stock acquisition of Kymata made during the second half 2001 and the stock-for-stock acquisition of Astral Point made during the first half 2002 have been accounted for using the pooling of interest accounting method for French GAAP purposes.

     Under U.S. GAAP, the DSC Communications Corporation, Genesys Telecommunications Laboratories, Newbridge Networks Corporation, Kymata and Astral Point acquisitions have been recorded under the purchase accounting method.

     In connection with the acquisition of DSC, the Group allocated USD 1.096 billion of the purchase price to in-process research and development projects. At the acquisition date, DSC was conducting design, development, engineering and testing activities associated with the completion of hundreds of projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunication equipment market. The allocation of USD1,096 billion of the purchase price to these in-process research and development projects represented their estimated fair values. More specifically, the development, engineering and testing activities associated with the following technologies were allocated as portions of the purchase price: Access (USD 600 million), Switching (USD 400 million), and Transmission (USD 100 million).

     The estimated costs to be incurred to complete the purchased in-process technology into commercially viable products were approximately USD 195 million in the aggregate over the two years — USD 100 million for switching, USD 72 million for access, and USD 23 million for transmission.

     Estimated total revenues from the acquired in-process technology should peak in the years 2002 to 2005 and steadily decline thereafter as other new products and technologies are expected to be introduced by Alcatel.

     The estimated costs of goods sold and operating expenses as a percentage of revenues are expected to be lower than DSC on a stand-alone basis primarily due to production efficiencies expected to be achieved through economies of scale of the combined operations. As a result of these savings, the combined company is expected to enjoy higher profit margins in future periods.

     A discount rate of 20% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at this time.

     In connection with the acquisition of Newbridge, the Group allocated USD 750 million of the purchase price to in-process research and development projects.

     At the acquisition date, Newbridge was conducting design, development, engineering and testing activities associated with the completion of numerous projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunication equipment market. The allocation of USD 750 million of the purchase price to these in-process research and development projects represented their estimated fair value. More specifically, the development, engineering and testing activities associated with the following technologies were allocated portions of the purchase price: Switching and Routing (USD 505 million) and Access (USD 245 million).

     Approximately USD 135 million had been spent on the R&D projects as of the valuation date. Costs to complete the projects were estimated at approximately USD 100 million over the twelve to eighteen months following the acquisition. Management estimated that the aforementioned projects were in various stages of development, ranging from 50% to 80% complete based on development costs.

     Estimated total revenues from the acquired in-process technology should peak in the years 2004 to 2005 and steadily decline thereafter as other new products and technologies are expected to be introduced by Alcatel.

     The estimated costs of goods sold as well as operating expenses as a percentage of revenues for Newbridge are expected to be materially consistent with historical levels primarily due to extremely competitive nature of the industry and the need to continue to spend heavily on research and development.

     A discount rate of 20% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that are unknown at this time.

(h) Impairment of long-lived assets

     The impairment policy applied relates to impairment of property, plant and equipment as well as goodwill and other intangible assets and complies with SFAS 142 and SFAS 144.

(i) Newbridge acquisition

     As discussed in note 2, Alcatel entered into an agreement to acquire Newbridge Networks Corporation (Newbridge) in February 2000. This transaction was closed in May 2000.

     Pursuant to this transaction, Alcatel issued 96,112,224 Alcatel class A ADS and 53,981,754 exchangeable shares to the Newbridge shareholders, each exchangeable share exchangeable for one Alcatel class A ADS for a period not to exceed 5 years from the closing date.

     Exchangeable shares were created to allow a deferral of income tax for certain Canadian shareholders of Newbridge. The exchangeable shares are intended to be economically equivalent to an Alcatel class A share with the exception that they have no voting right on any matters on which holders of Alcatel class A ADSs are permitted to vote. They are entitled to receive the same dividend as the holders of class A ADSs. On the redemption date, each exchangeable share will be exchanged for one Alcatel class A ADS, plus any dividend amount corresponding to its right to dividend as of the date of redemption. In order to satisfy the exchange rights of the exchangeable shareholders Coralec, a wholly owned subsidiary of Alcatel, issued

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

bonds repayable in Alcatel class A shares to Alcatel Holdings Canada, a wholly owned subsidiary of Alcatel and the legal acquirer of Newbridge. The Alcatel class A shares payable on the bonds will be used by Coralec when the exchangeable shareholders exercise their exchange rights on or prior to the redemption date.

     For accounting purposes, the Newbridge acquisition cost (€ 7,170 million) was determined based on the average Alcatel class A share price two days after and two days before the announcement of the transaction (€ 45.8 per share, a total amount of € 6,874 million) and also includes the fair value of the Newbridge stock option plan and warrants that were converted into options and warrants to acquire Alcatel class A ADS using the same exchange ratio as the one used for the exchange of Newbridge common stock for Alcatel class A ADSs on the acquisition date (€ 271 million) and acquisition costs (€ 25 million).

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

     The purchase price was allocated to:

•	acquired technology for € 518 million, amortized over 7 years,

•	in process research and development for € 809 million,

•	deferred tax liabilities for € 155 million,

     resulting in a goodwill of € 5.21 billion, amortized over 20 years, until December 31, 2001.

(j) Derivative instruments and hedging activities

     The Group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and metal prices. When these contracts qualify as hedges, gains and losses on such contracts are accounted for in the same period as the item being hedged; otherwise, changes in the market value of these instruments are recognized in the period of change.

     Beginning January 1, 2001, for purposes of the U.S. GAAP reconciliation, Alcatel adopted Statement of Financial Accounting Standards No.133, “Accounting for Derivative Instruments and Hedging Activities.” (“SFAS 133”) as amended by SFAS No.137 and SFAS No.138. SFAS 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments (including certain derivative instruments embedded in other contracts) and for hedging activities. All derivatives, whether designated in hedging relationships or not, are recorded in the balance sheet at fair value and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity (Other Comprehensive Income), then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs. For derivatives qualifying as fair value hedges, changes in fair value of both the derivative and the hedged item are recognized in earnings. SFAS 133 defines new requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting.

Note 18
Reconciliation to U.S. GAAP

     The following is a summary of the estimated adjustments to the unaudited interim consolidated income statements for the six months ended June 30, 2002 and June 30, 2001 and Alcatel shareholders’ equity at June 30, 2002 and December 31, 2001, which would be required if U.S. GAAP had been applied instead of French GAAP.

(1) Net income

	Six months ended June 30,

	2002 (a)	2002	2001

	(in millions)
Net income (loss) as reported in the unaudited interim consolidated income statements	$(2,241)	€(2,274)	€(2,907)
Amortization of acquisition goodwill and application of SFAS 142	(2,651)	(2,689)	96
Accounting for investments in securities	(9)	(9)	3
Restructuring plans	(265)	(268)	496
Adjustment of French pooling of interests accounting method	(124)	(126)	(316)
Derivative instruments and hedging activities	70	71	(345)
Other adjustments	(31)	(32)	(72)
Tax effect of the above adjustments	15	15	297
Cumulative effect of adoption of SFAS 142	(1,734)	(1,759)	—

Net income (loss) according to U.S. GAAP	$(6,970)	€(7,071)	€(2,748)

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $0.9856 on June 28, 2002.

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(2) Statement of comprehensive income

     Under US GAAP, the following information would be displayed within the unaudited interim consolidated financial statements as either a separate statement or as a component of the consolidated statements of changes in shareholder’s equity and minority interest.

	Six months ended June 30,

	2002 (a)	2002	2001

	(in millions)
Net income (loss) under U.S. GAAP	$(6,970)	€(7,071)	€(2,748)
Foreign currency translation adjustments	(395)	(401)	1,027
Unrealized gains on securities	(92)	(94)	(310)
Minimum pension liabilities adjustments	1	1	14
Tax effect on the above adjustments	20	20	84

Comprehensive income (loss) according to U.S. GAAP	$(7,436)	€(7,545)	€(1,933)

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of € 1= $ 0.9856 on June 28, 2002.

(3) Shareholders’ equity

	Six months ended June 30,
			December 31,
	2002 (a)	2002	2001

	(in millions)
Shareholders’ equity as reported in the unaudited consolidated balance sheets	$7,481	€7,590	€9,630
Amortization of acquisition goodwill and application of SFAS 142	(2,880)	(2,922)	1,140
Accounting for investments in securities	174	177	273
Restructuring plans	91	92	374
Accounting for pre-existing stock option plans in business combinations	407	413	587
Adjustment of French pooling of interests accounting method	8,506	8,630	9,376
Derivative investments and hedging activities	(98)	(100)	(170)
Other adjustments	(318)	(323)	(196)
Tax effect of the above adjustments	(199)	(202)	(226)

Shareholders’ equity according to U.S. GAAP	$13,164	13,355	€20,788

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of € 1= $ 0.9856 on June 28, 2002.

(4) Transitional disclosure SFAS 142

     SFAS 142 requires disclosure of what reported income before extraordinary items and net income would have been in all periods presented excluding amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, any deferred credit related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized (including any related tax effects).

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

	Six months ended June 30,
				December 31,
	2002 (a)	2002	2001	2001

	(in millions of euro except earnings per share amounts)
Net income (loss) according to U.S. GAAP
Reported net income	(6,970)	(7,071)	(2,748)	(4,937)
Add back goodwill amortization	—	—	390	668
Add back other intangible assets amortization	—	—	—	—

Adjusted net income	(6,970)	(7,071)	(2,358)	(4,269)

Basic earnings per share — class A:
Reported net income	(5.97)	(6.06)	(2.42)	(4.32)
Add back goodwill amortization	—	—	0.34	0.59
Add back other intangible assets amortization	—	—	—	—

Adjusted basic earnings per share — class A	(6.03)	(6.12)	(2.08)	(3.73)

Basic earnings per share — class O:
Reported net income	(2.82)	(2.86)	0.25	(0.90)
Add back goodwill amortization	—	—	0.03	0.10
Add back other intangible assets amortization	—	—	—	—

Adjusted basic earnings per share — class O	(2.82)	(2.86)	0.28	(0.80)

Diluted earnings per share — class A:
Reported net income	(5.97)	(6.06)	(2.42)	(4.32)
Add back goodwill amortization	—	—	0.34	0.59
Add back other intangible assets amortization	—	—	—	—

Adjusted diluted earnings per share — class A	(6.03)	(6.12)	(2.08)	(3.73)

Diluted earnings per share — class O:
Reported net income	(2.82)	(2.86)	0.25	(0.90)
Add back goodwill amortization	—	—	0.03	0.10
Add back other intangible assets amortization	—	—	—	—

Adjusted diluted earnings per share — class O	(2.82)	(2.86)	0.28	(0.80)

(5) Recently issued U.S. accounting standards

     In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (SFAS 145). The statement updates, clarifies and simplifies existing accounting pronouncements. SFAS No. 145, among other thins, rescinds SFAS 4, which required all gains and losses from the extinguishment of debt to be classified as an extraordinary item and amends SFAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Alcatel will adopt this statement on January 1, 2003. Alcatel does not anticipate that the adoption of SFAS 145 will have any material impact on the financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. This statement requires that a liability for a cost associated with exit or disposal activities be recognized at fair value when the liability is incurred rather than at the date of a commitment

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

to an exit or disposal plan. Alcatel will apply prospectively to exit or disposal activities initiated after December 31, 2002.

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

Note 19
Reconciliation of consolidating net income and consolidating shareholder’s equity from French GAAP to U.S. GAAP

     Consolidating financial statements provided in Note 16 are prepared under French GAAP. The tables below reconcile net income and shareholder’s equity to U.S. GAAP giving effect to differences between French GAAP and U.S. GAAP that are described in Note 17.

(a) Consolidating financial information

(1) Consolidating income statement for the six months ended June 30, 2002

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Net income (loss) as reported in the unaudited consolidated income statement	(2,049.3)	(224.7)	—	(2,274.0)
Amortization of acquisition goodwill and application of SFAS 142	(2,617.0)	(72.0)	—	(2,689.0)
Accounting for investments in securities	(9.0)	—	—	(9.0)
Restructuring plans	(265.4)	(2.6)	—	(268.0)
Adjustment of French pooling of interests accounting method	(126.7)	0.7	—	(126.0)
Derivative instruments and hedging activities	71.0	—	—	71.0
Other adjustments	(18.8)	(13.2)	—	(32.0)
Tax effect of the above adjustments	14.1	0.9	—	15.0
Cumulative effect of adoption of SFAS 142	(1,759.0)	—	—	(1,759.0)

Net income (loss) according to U.S. GAAP	(6,760.1)	(310.9)	—	(7,071.0)

(2) Net worth of the Optronics division / Shareholders’ equity for the six months ended June 30, 2002

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Net worth of the division/Shareholders’ equity as reported in the unaudited consolidated balance sheets	7,584.2	5.8	—	7,590.0
Amortization of acquisition goodwill and application of SFAS 142	(2,927.9)	5.9	—	(2,922.0)
Accounting for investments in securities	177.0	—	—	177.0
Restructuring plans	90.8	1.2	—	92.0
Accounting for pre-existing stock option plans in business combinations	413.0	—	—	413.0
Adjustment of French pooling of interests accounting method	8,526.7	103.3	—	8,630.0
Derivative investment and hedging activities	(100.0)	—	—	(100.0)
Other adjustments	(286.5)	(36.5)	—	(323.0)
Tax effect of the above adjustments	(202.0)	—	—	(202.0)

Net worth of the division/Shareholders’ equity according to U.S. GAAP	13,275.3	79.7	—	13,355.0

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(b) Consolidating financial information

(1) Consolidating income statement for the six months ended June 30, 2001

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Net income (loss) as reported in the unaudited consolidated income statement	(2,935.8)	30.2	(1.1)	(2,906.7)
Amortization of acquisition goodwill	96.0	—	—	96.0
Accounting for investments in securities	3.0	—	—	3.0
Restructuring plans	496.0	—	—	496.0
Income taxes	(11.0)	—	—	(11.0)
Adjustment of French pooling of interests accounting method	(316.0)	—	—	(316.0)
Derivative instruments and hedging activities	(205.1)	1.1	—	(204.0)
Other adjustments	(53.5)	(7.5)	—	(61.0)
Tax effect of the above adjustments	156.4	(0.4)	—	156.0

Net income (loss) according to U.S. GAAP	(2,770.0)	23.4	(1.1)	(2,747.7)

(2) Net worth of the Optronics division / Shareholders’ equity at December 31, 2001

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Net worth of the division/Shareholders’ equity as reported in the unaudited consolidated balance sheets after appropriation	9,402.3	227.7	—	9,630.0
Amortization of acquisition goodwill	1,140.0	—	—	1,140.0
Accounting for investments in securities	273.0	—	—	273.0
Restructuring plans	370.2	3.8	—	374.0
Accounting for pre-existing stock option plans in business combinations	587.0	—	—	587.0
Adjustment of French pooling of interests accounting method	9,273.2	102.8	—	9,376.0
Derivative instruments and hedging activities	(29.7)	0.7	—	(29.0)
Other adjustments	(248.0)	55.0	—	(193.0)
Tax effect of the above adjustments	(365.4)	(1.6)	—	(367.0)
Minority interests	(3.0)	—	—	(3.0)

Net worth of the division/Shareholders’ equity according to U.S. GAAP	20,399.6	388.4	—	20,788.0

OPTRONICS DIVISION, A DIVISION OF ALCATEL
INDEX TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS

Unaudited Interim Combined Income Statements for the Six-Month Periods Ended June 30, 2002 and 2001	F-46

Unaudited Interim Combined Balance Sheets at June 30, 2002 and at December 31, 2001	F-47

Unaudited Interim Combined Statements of Cash Flows for the Six-Month Periods Ended June 30, 2002 and 2001	F-49

Unaudited Interim Combined Statement of Changes in Net Worth at June 30, 2002 and at December 31, 2001	F-50

Notes to the Unaudited Interim Combined Financial Statements	F-51

Reconciliation to U.S. GAAP	F-61

OPTRONICS DIVISION, A DIVISION OF ALCATEL
UNAUDITED INTERIM COMBINED INCOME STATEMENTS

		Six-month periods ended

			June 30,
	Note	2002 (a)	2002	2001

		(in millions)

Net sales	(3)	$59.6	€60.5	€305.5
Cost of sales		(109.6)	(111.2)	(206.8)

Gross margin		(50.0)	(50.7)	98.7
Administrative and selling expenses		(18.0)	(18.3)	(19.8)
Research & Development expenses		(24.3)	(24.6)	(28.9)

Income (loss) from operations		(92.3)	(93.6)	50.0
Financial income (loss)		(4.8)	(4.9)	(0.9)
Restructuring costs		(61.1)	(62.0)	—
Other revenue (expense)		(7.9)	(8.0)	—

Income (loss) before taxes and amortization of goodwill		(166.1)	(168.5)	49.1
Income tax		0.1	0.1	(15.5)
Amortization of goodwill		(55.5)	(56.3)	(3.4)
Purchased R&D		—	—	—
Net income (loss)		(221.5)	(224.7)	30.2

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of €1.00 = $0.9856 on June 28, 2002.

The accompanying Notes are an integral part of these Unaudited Interim Combined Financial Statements.

OPTRONICS DIVISION, A DIVISION OF ALCATEL
UNAUDITED INTERIM COMBINED BALANCE SHEETS

ASSETS

		June 30,	June 30,	Dec. 31,
	Note	2002 (a)	2002	2001

		(in millions)

Goodwill, net		$—	€—	€58.1
Other intangible assets, net		2.6	2.7	12.1
Intangible assets, net		2.6	2.7	70.2
Property, plant and equipment		352.5	357.6	365.5
Less accumulated depreciation		(153.6)	(155.8)	(102.6)
Property, plant and equipment, net		198.9	201.8	262.9
Other investments		0.8	0.8	0.8
TOTAL FIXED ASSETS		202.3	205.3	333.9
Inventories and work-in-progress, net		33.3	33.8	60.4
Trade receivables and related accounts, net		16.3	16.5	71.5
Other accounts receivable		48.6	49.3	124.5

Accounts receivable, net		64.9	65.8	196.0
Cash Pooling — Alcatel current account (maturity not less than three months)		—	—	—
Cash Pooling — Alcatel current account (maturity less than three months)		7.4	7.5	16.0
Marketable securities, net		—	—	1.9
Cash		1.2	1.2	3.0
Cash and cash equivalents		8.6	8.7	20.9

TOTAL CURRENT ASSETS		106.8	108.3	277.3

TOTAL ASSETS		309.1	313.6	611.2

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of €1.00 = $0.9856 on June 28, 2002.

The accompanying Notes are an integral part of these Unaudited Interim Combined Financial Statements.

LIABILITIES AND NET WORTH OF THE OPTRONICS DIVISION

		June 30,	June 30,	Dec 31,
	Note	2002 (a)	2002	2001

				After Appropriation

		(in millions)

Funds allocated by Alcatel		$364.3	€369.6	€366.6
Accumulated net profits (losses)		(363.7)	(369.0)	(144.3)
Cumulative translation adjustment		5.1	5.2	5.4

TOTAL NET WORTH OF THE OPTRONICS DIVISION		5.7	5.8	227.7
Accrued pension and retirement obligations		2.5	2.6	2.6
Other reserves	(4)	35.4	35.9	37.3

TOTAL RESERVES FOR LIABILITIES AND CHARGES		37.9	38.5	39.9
Cash pooling — Alcatel current account		165.1	167.5	159.5
Other borrowings		29.2	29.6	45.4
TOTAL FINANCIAL DEBT		194.3	197.1	204.9
Advances from customers		0.1	0.1	0.2
Trade payables and related accounts		44.4	45.0	97.8
Other payables		26.7	27.1	40.7

TOTAL OTHER LIABILITIES		71.2	72.2	138.7

TOTAL LIABILITIES AND NET WORTH OF THE OPTRONICS DIVISION		309.1	313.6	611.2

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of €1.00 = $0.9856 on June 28, 2002.

The accompanying Notes are an integral part of these Unaudited Interim Combined Financial Statements.

OPTRONICS DIVISION, A DIVISION OF ALCATEL
UNAUDITED INTERIM COMBINED STATEMENTS OF CASH FLOWS

	Six- month period ended June 30,

	2002 (a)	2002	2001

	(in millions)

Cash flows from operating activities
Net income (loss)	$(221.5)	€(224.7)	€30.2
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation and amortization, net	129.5	131.4	19.2
Changes in reserves for pension obligations, net	—	—	—
Changes in other reserves, net	(42.1)	(42.7)	10.0
Net (gain) loss on disposal of non-current assets	9.2	9.3	—
Net cash provided (used) by operating activities before changes in working capital	(124.9)	(126.7)	59.4
Net change in current assets and liabilities:
Decrease (increase) in accounts receivable	120.9	122.7	(4.2)
Decrease (increase) in inventories	67.8	68.7	(62.8)
(Decrease) increase in accounts payable and accrued expenses	(55.8)	(56.6)	22.5

Net cash provided (used) by operating activities	8.0	8.1	14.9
Cash flows from investing activities
Proceeds from disposal of fixed assets	0.9	0.9	—
Capital expenditures	(15.4)	(15.6)	(65.6)
Cash expenditure for the acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(0.1)	(0.1)	(0.7)
Cash proceeds from sales of previously consolidated companies, net of cash sold	1.8	1.8	—
Decrease (increase) in Alcatel current account (maturity more than three months)	—	—	—

Net cash provided (used) by investing activities	(12.8)	(13.0)	(66.3)

Net cash flows after investing activities	(4.8)	(4.9)	(51.4)
Cash flows from financing activities
Increase (decrease) in short-term debt	12.7	12.9	26.8
Increase (decrease) in long-term debt	(17.3)	(17.6)	(0.6)
Principal payment under capital lease obligation	(1.9)	(1.9)	(1.0)
Proceeds from issuance of Alcatel Optronics France shares	—	—	—
Funds allocated by Alcatel	3.4	3.4	—
Dividends paid by Alcatel Optronics	(2.9)	(2.9)	(9.5)

Net cash provided (used) by financing activities	(6.0)	(6.1)	15.7
Net effect of exchange rate changes	(1.2)	(1.2)	(0.3)
Net increase (decrease) in cash and cash equivalents	(12.0)	(12.2)	(36.0)
Cash and cash equivalents at beginning of year	20.6	20.9	49.2
Cash and cash equivalents at end of year	8.6	8.7	13.2

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of €1.00 = $0.9856 on June 28, 2002.

The accompanying Notes are an integral part of these Unaudited Interim Combined Financial Statements.

OPTRONICS DIVISION, A DIVISION OF ALCATEL
UNAUDITED INTERIM COMBINED STATEMENT OF CHANGES IN NET WORTH OF THE OPTRONICS DIVISION

	Funds	Accumulated	Cumulative	Total net
	allocated by	net	Translation	worth of
	Alcatel	profits/losses	Adjustment	the Division

	(in millions of euros)

Balance at December 31, 2000	€332.9	2.9	1.7	337.5
Net income (loss)	—	(144.3)	—	(144.3)
Funds allocated by Alcatel	105.9	—	—	105.9
Kymata’s goodwill charged to the net worth	(72.2)	—	—	(72.2)
Translation adjustment of the year	—	—	3.7	3.7
Dividends	—	(2.9)	—	(2.9)

Balance at December 31, 2001	€366.6	(144.3)	5.4	227.7
Net income (loss)	—	(224.7)	—	(224.7)
Funds allocated by Alcatel	3.0	—	—	3.0
Translation adjustment of the year	—	—	(0.2)	(0.2)

Balance at June 30, 2002	€369.6	(369.0)	5.2	5.8
Balance at June 30, 2002 (a)	$364.3	(363.7)	5.1	5.7

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of €1.00 = $0.9856 on June 28, 2002.

The accompanying Notes are an integral part of these Unaudited Interim Combined Financial Statements.

OPTRONICS DIVISION, A DIVISION OF ALCATEL
NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS

Note 1 — Basis of presentation and summary of accounting policies

1.1 — Basis of presentation

As authorized by the shareholders of Alcatel, the board of directors of Alcatel issued 16,500,000 Alcatel Class O shares on October 20, 2000. The dividends paid to these Alcatel Class O shares are based on the separate performance of the Optronics division of Alcatel.

     The accompanying combined financial statements include the amounts of the following subsidiaries of Alcatel engaged in the Optronics business:

•	Alcatel Optronics France, a French incorporated company and wholly-owned subsidiary of Alcatel;

•	Alcatel Optronics USA Inc, a U.S. incorporated company and wholly-owned subsidiary of Alcatel which was created on June 30, 2000 and received as a contribution a business division of Alcatel USA Inc., a U.S. incorporated company, and a business division of Alcatel ITS, a U.S. incorporated company.

•	Alcatel Optronics Canada (ex Innovative Fibers), a Canadian company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on August 1st, 2000.

•	Alcatel Optronics UK (ex Kymata), a UK company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on September 21, 2001 and its wholly-owned subsidiary Alcatel Optronics Netherlands until June 28, 2002, date of the sale of this subsidiary to its management.

These combined financial statements reflect the results of operations, financial position and changes in net worth of the Optronics division and cash flows of the Optronics division as if these combined businesses were a separate entity under French law for all periods presented. The combined financial statements of the Optronics division should be read in conjunction with the consolidated financial statements of Alcatel.

The combined financial statements of the Optronics division were prepared in accordance with French GAAP in accordance with the by-laws of Alcatel regarding the Class O shares. The combined financial statements of the Optronics division reflect the assets, liabilities, revenues, expenses and cash flow directly attributable to the Optronics division, as well as certain allocations and attributions, to present the financial position, results of operations and cash flows of the Optronics division as if it were a separate entity.

OPTRONICS DIVISION, A DIVISION OF ALCATEL
NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

The allocation methodology is described below and elsewhere within the appropriate notes to the combined financial statements. Management believes that the allocation methodologies applied are reasonable.

The combined financial statements are prepared on the basis of the historical accounts of the entities included in the Optronics division and certain allocations of costs between Alcatel and the Optronics division. The effects of the Basic Intercompany Agreement have been reflected in the combined financial statements since its implementation on September 20, 2000. Had this agreement been reflected in the financial statements of the preceding periods, no significant differences would have been identified as compared with the allocation criteria used in the preparation of these accounts. The following analysis sets forth the principles of the Basic Intercompany Agreement and its implementing agreements governing the relationship between Alcatel and the Optronics division, as well as the allocation methodology applied.

Cash management and allocation policies

The capital structure of the Optronics division:

•	has been based on the current capital structure and financial position of Alcatel Optronics France, and existing cash, debt balances and transactions have been maintained,
•	for Alcatel Optronics USA, any cash transaction has been recorded as an increase or reduction of funds allocated by Alcatel; accordingly, no interest expense or income has been reflected for this entity until June 30, 2000. This is consistent with its initial debt-free financial position at its creation end of June 2000. From July 1st, the company has its own treasury and records the corresponding financial interests.

Changes in the net worth of the Optronics division represent net transfers to or from Alcatel and give effect to the net income or loss of the Optronics division attributable to Alcatel during the period; for Alcatel Optronics France, changes in the total net worth of the division also reflect the capital contribution and distribution of dividends that took place within Alcatel.

Costs of sales

Allocated expenses within this caption include costs for use of facilities, information technology, human resources and property taxes. These costs were allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate the costs among its various businesses. Allocation criteria include square footage for facilities, number of connections for information technology, headcount for human resources and the amount of fixed assets and inventories for property taxes.

Following the signature of the “Basic Intercompany agreement” and the creation of Alcatel Optronics USA, the reinvoicing of the Optronics division was agreed in specific agreements with Alcatel Sourcing L.P. following the allocation criteria described above.

Administrative & selling expenses

Allocated expenses within this caption include costs for use of legal, accounting, administrative, tax, communication and intellectual property services of Alcatel which were allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate the costs among its various businesses generally based on turnover.

Research and development

According to the “Basic Intercompany Agreement”, Alcatel and the Optronics division have entered into a frame research & development agreement that defines how Alcatel will perform R&D related to the business of the Optronics division. The R&D projects will be divided into separate categories:

•     Short-term research: The amount for the short-term research will be renegotiated annually, based on the R&D projects agreed between Alcatel and the Optronics division. The amount for 2000 is agreed at €6.1 million and will remain constant during the next three years.

•     Long and medium-term research: the Optronics division will participate to the financing of the long-and medium-term research through a payment of 1% of its annual net sales (net of certain intragroup purchases). These payments become due for the period starting on January 1, 2001.

OPTRONICS DIVISION, A DIVISION OF ALCATEL
NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

•     Ad hoc research programs: the Optronics division and Alcatel will negotiate dedicated contracts project by project.

Income tax

Income tax of each of the combined entities has been determined as if each were a separate entity and reflects tax credits associated with losses attributable to the entities of the Optronics division.

Basic Intercompany Agreement

On September 20, 2000, Alcatel and the Optronics division entered into a Basic Intercompany Agreement which sets forth the basic principles governing the relationship between Alcatel and the Optronics division with respect to:

•	the ownership and use of intellectual property,

•	the allocation of research and development resources and costs,

•	the purchase of the Optronics division’s products by Alcatel,

•	the supply of support services by Alcatel to the Optronics division,

•	the supply of treasury services by Alcatel to the Optronics division,

•	the allocation of taxes, and

•	competition between Alcatel and the Optronics division.

Within the framework of the Basic Intercompany Agreement, Alcatel and the Optronics division have entered into Implementation Agreements covering each of the subjects listed above. According to the Basic Intercompany Agreement, the Implementation Agreements must contain terms and conditions that in all material respects are commercially reasonable and comparable to those that would be entered into between independent parties, taking into consideration the relative size and importance of the commercial relationship between the parties at the time of the agreement.

The terms of the Basic Intercompany Agreement may only be amended or modified with prior approval by a general meeting of all of Alcatel’s shareholders, voting together as a single class, and a special meeting of the holders of the Class O shares voting as a separate class.

Other than to the extent expressly provided in the Basic Intercompany Agreement and in the by-laws of Alcatel, it is the general policy of the board of directors of Alcatel that all material matters between the Optronics division and Alcatel and its subsidiaries are to be resolved in accordance with French law in a manner determined by the board of directors of Alcatel to be in the best interests of Alcatel, taking into consideration the interests of all of its shareholders.

Except as explicitly covered in the Basic Intercompany Agreement, management and allocation policies and accounting principles applicable to the preparation of the financial statements of the Optronics division may be modified or rescinded, or additional policies may be adopted, at the sole discretion of the board of directors of Alcatel without approval of the shareholders. Any determination by the board of directors of Alcatel to modify or rescind such policies, or to adopt additional policies, including any such decision that would have disparate effects upon holders of the Class O shares and holders of Class A shares of Alcatel, would be made by the board of directors of Alcatel in its good faith business judgment of Alcatel’s best interests, taking into consideration the interests of all shareholders.

Although the board of directors has no present plans to modify, rescind or change such policies, any future change in these policies, if not required by appropriate authority, will have to be preferable to the policy in place and will be disclosed and accounted for in accordance with generally accepted accounting principles in France.

OPTRONICS DIVISION, A DIVISION OF ALCATEL
NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

Earnings per share is only presented in Alcatel’s consolidated financial statements and is not presented in the separate combined financial statements of the Optronics division, as Class O shareholders are not shareholders of any entity included in the Optronics division.

OPTRONICS DIVISION, A DIVISION OF ALCATEL
NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

1.2 — Summary of accounting policies

The interim combined financial statements of the Optronics division are presented in accordance with the Conseil National de la Comptabilité (French Accounting Authorities) recommendation of March 1999 about interim statements and comply with the same accounting rules as year end policies. From January 1, 2002, the Optronics division had applied regulation n°00.06 (regulation on liabilities) approved by the “Comité de la Réglementation Comptable”. The implementation of this regulation had no significant impact on the opening shareholders’ equity.

2 — Acquisition of Kymata Ltd

On September 21, 2001, Alcatel acquired 100% of Kymata Ltd, a UK company specializing in planar technology for high-end passive optical components. Kymata Ltd, which was renamed Alcatel Optronics UK, has been consolidated since September 30, 2001 in Alcatel’s consolidated financial statements.

The acquisition has been accounted for under the French pooling-of-interests method (“méthode dérogatoire”) both in the consolidated financial statements of Alcatel and in the combined financial statements of the Optronics division. The difference between the assets and liabilities acquired at their net book values and the stock purchase price has been deducted from the net worth of the Optronics division.

Under the terms of the purchase agreement, 9.0 million Alcatel Class O shares and 2.2 million Alcatel Class A shares were exchanged for all of the outstanding shares of Kymata. Based on the average opening prices of the shares for the 20 trading days ending September 21, 2001, the total cost of the acquisition including acquisition costs was € 108.3 million.

At the end of June 2002, the Optronics division disposed of Alcatel Optronics UK’s wholly-owned subsidiary, Alcatel Optronics Netherlands, which was acquired by its management. The capital gain (€ 0.2 million) was charged against the net worth of the division in accordance with regulation 99-02 of the “Comité de Réglementation Comptable”, because the division disposed of a non-core business in the two-year window from the date of acquisition.

OPTRONICS DIVISION, A DIVISION OF ALCATEL
NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

3 — Information by geographical area and concentration

The Optronics division operates in a single reportable segment made up of different product lines. Geographical information is given below.

					Total	United States of
	France	United Kingdom	Italy	Rest of Europe	Europe	America	Canada	Asia	Total

	(in millions of euros, except for staff count)
H1 2002
Net sales
By entity location	31.4	3.3	—	—	34.7	23.8	2.0	—	60.5
By geographical market	3.2	6.6	18.8	2.0	30.6	25.4	0.6	3.9	60.5

H1 2001
Net sales
By entity location	219.1	—	—	—	219.1	76.4	10.0	—	305.5
By geographical market	28.3	93.9	57.4	6.5	186.1	104.1	2.5	12.8	305.5

2001
Net sales
By entity location	337.6	2.2	—	—	339.8	118.1	12.5	—	470.4
By geographical market	40.5	154.7	79.9	7.9	283.0	158.9	5.3	23.2	470.4
Income from operations	(45.7)	(12.6)	—	—	(58.3)	4.6	(4.9)	—	(58.6)
Property, plant and equipment, net	168.9	45.1	—	—	214.0	20.1	28.8	—	262.9
Total assets	398.7	55.9	—	—	454.6	54.2	102.4	—	611.2
Staff	1,124	284	—	—	1,408	185	203	—	1,796

4 — Other reserves

	At June 30,	At June 30,	December 31,
(in millions of euros)	2002	2001	2001

Warranty	8.0	16.6	14.5
Litigation	3.8	3.5	5.9
Restructuring	13.8	0.3	6.4
Other reserves	10.3	2.8	10.5

Total	35.9	23.2	37.3

5 — Subsequent event

In mid-September 2002, the Optronics division announced that it would intensify its restructuring actions in response to the continuing recession and excess inventory at the customer level through the adoption of a Strategic Refocus Plan. The division intends to consolidate its manufacturing efforts for active components at its facility in Nozay (France), passive components at its Livingston (Scotland) plant and hybrid components at both sites. The Plan also includes an additional reduction in headcount and the disposal of the business and assets in Plano (Texas) to an industrial partner.

OPTRONICS DIVISION, A DIVISION OF ALCATEL
NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

Note 6 — Summary of differences between accounting principles followed by the Optronics division and U.S. GAAP

     The Optronics division’s accounting policies comply with generally accepted accounting principles in France (French GAAP). Elements of the Optronics division’s accounting policies which differ significantly from generally accepted accounting principles in the United States of America (U.S. GAAP) are described below:

(a) Liability recognition for certain employee termination benefit and other costs

     The Optronics division accounts for these liabilities when restructuring programs have been finalized and approved by management and have been announced before the closing date. The division applies EITF 94-3, SFAS 88 and SFAS 112 in preparing the U.S. GAAP reconciliation.

     The main difference between French and U.S. GAAP relates to the accounting method for post-employment benefits in early retirement programs. Under SFAS 112, only the benefits attributable to employees’ services already rendered can be provided at the balance sheet date, other benefits have to be accrued over the future period from the commitment date until termination. Under French GAAP, except in certain cases, post-employment benefits relating to early retirement programs are considered attributable to past services and provided at the commitment date.

(b) Retirement and post-retirement benefits

     For retirement benefits, since January 1, 1999, the only remaining difference between U.S. GAAP and French GAAP is the required recognition of Minimum Liability Adjustment under U.S. GAAP.

     Post-retirement benefits are not accounted for under French GAAP and are adjusted under U.S. GAAP.

OPTRONICS DIVISION, A DIVISION OF ALCATEL
NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

(c) Contingent consideration to be paid to key employees in connection with the acquisition of Innovative Fibers

     In connection with the acquisition of Innovative Fibers, certain key employees of Innovative Fibers entered into three-year employment contracts. Those contracts included a three-year retention mechanism, which was put into place in order to retain those key employees of Innovative Fibers.

     The retention mechanism consists of a deferred payment of the purchase price, of which $53.1 million (€ 53.2 million at June 30, 2002) was placed in an escrow account and is released by 1/12 every three months from the date of acquisition, provided the key employees are present at Innovative Fibers.

     Under U.S. GAAP, the entire deferred payment is deducted from the goodwill and classified as a current receivable. Each three-month payment to key employees is expensed according to the effective release schedule. As of June 30, 2002, €34.1 million was paid and € 3.5 million was provided for.

     Under French GAAP, those deferred payments have been considered purchase price. Differences in goodwill amortization between French GAAP and U.S. GAAP have been adjusted accordingly until December 31, 2001. Beginning January 1, 2002, goodwill is no longer amortized under U.S. GAAP.

(d) Impairment policy

     Beginning January 1, 2002, for U.S. GAAP purposes, the Optronics division adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”. Under such provision, goodwill is no longer amortized but rather tested for impairment at the adoption date, on an annual basis and whenever events occur or circumstances change indicating potential impairment. The goodwill impairment test, which is based on a fair value analysis, is performed at the Optronics division level.

     On the basis of the expected cash flows for Innovative Fibers and Kymata technologies, both acquired technologies have been fully impaired under U.S. GAAP at end of June 2002. The additional impairment charge under U.S. GAAP is € 7.8 million (which was recorded under French GAAP in 2001 and reversed under U.S. GAAP) and € 15.5 million for Innovative Fibers and Kymata, respectively.

     As for goodwill, the transition test did not give rise to any impairment, whereas the impairment test carried out at end of June 2002 resulted in an additional impairment charge of € 48.7 million (€ 17.3 million and € 31.4 million for Innovative Fibers and Kymata, respectively) under U.S. GAAP.

     For Innovative Fibers, since the goodwill was significantly lower under U.S. GAAP due to the exclusion of the deferred consideration from purchase price (see Note 6 (c)), the impairment related to the goodwill recognized under French GAAP is reversed under U.S. GAAP by the amount of the deferred consideration, net of the reversed amortization charges. This resulted in an addition of € 52.8 million (before foreign currency translation effect) to the net worth under French GAAP at June 30, 2002.

OPTRONICS DIVISION, A DIVISION OF ALCATEL
NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

     For transitional disclosure, see Note 7 (c).

(e) Adoption of the French “pooling of interests” accounting method for stock-for-stock business combinations under French GAAP in connection with the acquisition of Kymata Ltd

     The Optronics division accounted for its acquisition of Kymata Ltd (see Note 2) under the French pooling of interests method: assets and liabilities of Kymata Ltd are accounted for on a carryover basis at the date of acquisition adjusted to the Optronics division’s accounting methods. The difference between the assets and liabilities acquired at their net book values and the purchase price has been deducted from the net worth of the division.

     Under U.S. GAAP, the Kymata Ltd acquisition is recorded under the purchase accounting method.

     Under the terms of the purchase agreement, 9.0 million Alcatel Class O shares and 2.2 million Alcatel Class A shares were exchanged for all outstanding shares of Kymata. Based on the five day average closing prices of the shares around the announcement date (July 30, 2001), the value assigned to these shares amounted to € 138.3 million. In addition, the fair value of Alcatel Class O share options exchanged against share options of former Kymata Ltd amounted to € 0.6 million and was included as part of the purchase price. Acquisition costs net of tax were € 6.6 million.

     The cost of the acquisition of Kymata Ltd has been allocated to assets acquired and liabilities assumed. The major assets acquired include:

•	In process Research & Development for € 12.7 million has been allocated to projects. This amount was expensed in the fiscal year 2001.

•	Acquired technology for € 15.8 million. This intangible asset is depreciated over 7 years.

     The residual portion of the cost of acquisition was recorded as goodwill for € 90.1 million and is not amortized in accordance with the provision of SFAS 142.

     A discount rate of 35% to 40% was used for in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology and the uncertainty of technological advances that are unknown at this time.

     As a result of the adoption of Statement 142, the acquired technology and goodwill of Kymata have been tested for impairment as described in Note 6 (d).

     In connection with the disposal of Alcatel Optronics Netherlands in June 2002, the capital gain

OPTRONICS DIVISION, A DIVISION OF ALCATEL
NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

charged against the net worth of the division under French GAAP (€ 0.2 million) has been charged against goodwill under U.S. GAAP. Additionally, the goodwill and related amortization expense of Alcatel Optronics Netherlands, which have been accounted for under French GAAP, have been adjusted under U.S. GAAP as such goodwill was not recorded under U.S. GAAP.

(h) Other comprehensive income

     Statement of Financial Accounting Standards No. 130 “Other Comprehensive Income”, effective for financial periods beginning after December 15, 1997, requires retroactive reporting of comprehensive income and its components, displayed as prominently as other financial statements. Comprehensive income may be defined for U.S. GAAP purposes as the change in equity of a business enterprise from transactions and other events and circumstances from non-owner sources. French GAAP does not require separate disclosure of all such changes in equity during a fiscal period.

(i) Accounting for Derivative Instruments and Hedging Activities under the provision of SFAS No. 133

     Beginning January 1, 2001, for purposes of the U.S. GAAP reconciliation, the Optronics division adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and the corresponding amendments under SFAS No. 138. SFAS 133 as amended establishes accounting and reporting standards that require every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability, measured as its fair value. SFAS 133 also requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

     The Optronics division periodically enters into forward foreign exchange contracts with Alcatel Central Treasury to hedge some of its foreign currency exposure. The Optronics division has analyzed the implementation requirements and has concluded not to apply hedge accounting under SFAS 133. Consequently, the foreign exchange contracts are marked to market at each closing. At June 30, 2002, the change in fair value of the hedging instruments had no significant impact.

OPTRONICS DIVISION, A DIVISION OF ALCATEL
NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

Note 7 — Reconciliation to U.S. GAAP

     The following is a summary of the estimated adjustments to the unaudited interim combined income statements for the six-month periods ended June 30, 2002 and June 30, 2001, and the net worth of the Optronics division at June 30, 2002, which would be required if U.S. GAAP had been applied instead of French GAAP.

(a) Unaudited Interim Combined Income Statements

(1) Net income (loss)

	Six months ended June 30,

	2002(a)	2002	2001

	(in millions)
Net income (loss) as reported in the Unaudited Interim Combined Income Statements	$(221.5)	€(224.7)	€30.2
Restructuring plans	(2.5)	(2.6)	—
Retirement and post-retirement obligation	—	—	—
Innovative Fibers contingent consideration	(13.0)	(13.2)	(7.5)
Impairment of Innovative Fibers goodwill and acquired technology	(24.8)	(25.1)	—
Adjustment of French pooling of interest accounting method	0.7	0.7	—
Impairment of Kymata goodwill and acquired technology	(46.2)	(46.9)
Accounting for derivative instruments and hedging activities	—	—	1.1
Tax effect of the above adjustments	0.9	0.9	(0.4)

Net income (loss) according to U.S. GAAP	(306.4)	(310.9)	23.4

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1.00 = $ 0.9856 on June 28, 2002.

OPTRONICS DIVISION, A DIVISION OF ALCATEL
NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

(2) Unaudited Interim Statement of comprehensive income (loss)

     Under U.S. GAAP, the following information would be displayed within the combined financial statements as either a separate statement or as a component of the combined statement of changes in the net worth of the Optronics division.

	Six months ended June 30,

	2002(a)	2002	2001

	(in millions)
Net income (loss) under U.S. GAAP	$(306.4)	€(310.9)	€23.4
Other comprehensive income:
Foreign currency translation adjustments	(0.6)	(0.6)	9.9
Minimum pension liabilities adjustments	—	—	—
Tax effect of the above adjustments	—	—	—

Comprehensive income (loss) according to U.S. GAAP	(307.0)	(311.5)	33.3

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1.00 = $ 0.9856 on June 28, 2002.

OPTRONICS DIVISION, A DIVISION OF ALCATEL
NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

(b) Net worth of the Optronics division

	At June 30,
			At December 31,
	2002(a)	2002	2001 (b)

	(in millions)
Net worth of the Division as reported in the Unaudited Interim Combined Balance Sheets	$5.7	€5.8	€227.7
Restructuring plans	1.2	1.2	3.8
Retirement and post-retirement obligation (including MLA)	(2.5)	(2.6)	(2.6)
Innovative Fibers contingent consideration	(32.0)	(32.5)	(19.3)
Impairment of Innovative Fibers goodwill and acquired technology	52.0	52.8	77.9
Adjustment of French pooling of interest accounting method	101.8	103.3	102.8
Impairment of Kymata goodwill and acquired technology	(46.2)	(46.9)	—
Accounting for derivative instruments and hedging activities	—	—	—
Tax effect of the above adjustments	—	—	(0.9)
Foreign currency translation effect of the above adjustments	(1.4)	(1.4)	(1.0)

Net worth of the Division according to U.S. GAAP	$78.6	€79.7	€388.4

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1.00 = $0.9856 on June 28, 2002.

(b)	after appropriation

OPTRONICS DIVISION, A DIVISION OF ALCATEL
NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

(c) Additional U.S. GAAP disclosure

(1) Goodwill and other intangible assets

     As described in Note 6 (d), the Optronics division applied Statement 142 on January 1, 2002. Had this statement been applied prior to January 1, 2002, net income exclusive of amortization expense related to goodwill would have been as follows for the periods presented:

	Six month ended June 30,

	2002	2001

	(in millions of euro)

Reported net income	(310.9)	23.4
Add back : Goodwill amortization	—	2.0

Adjusted net income	(310.9)	25.4

     The adoption of Statement 142 does not affect the other intangible assets.

(2) Recently issued U.S. Accounting Standards

(a) SFAS 145 — Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections

     In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The Statement updates, clarifies and simplifies existing accounting pronouncements. The Optronics division will adopt this statement on April 1, 2003. The management of the division expects that the adoption of SFAS 145 will not have any material impact on the financial statements.

(b) SFAS 146 — Accounting for Costs Associated with Exit or Disposal Activities

     In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146,Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146). SFAS 146 replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), and changes the timing of recognition for certain exit costs associated with restructuring activities. Under SFAS 146 certain exit costs would be recognized over the period in which the restructuring activities occur. Currently, exit costs are recognized when the Optronics division commits to a restructuring plan. SFAS 146 is to be applied

OPTRONICS DIVISION, A DIVISION OF ALCATEL
NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)

prospectively to exit or disposal activities initiated after December 31, 2002, though early adoption is allowed. The provisions of SFAS 146 could result in the Optronics division recognizing the cost of future restructuring activities over a period of time as opposed to as a one-time expense.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: September 30, 2002	By:	/s/ Jean-Pascal Beaufret

Jean-Pascal Beaufret Chief Financial Officer

“Alcatel hereby incorporates by reference this Form 6-K into two Registration Statements on Form F-3, namely, Registration Statement Nos. 333-13966 and 333-14004.”